1 THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the contents of this Document (as defined below) or the action you should take, you should consult an appropriately authorized independent financial adviser in your jurisdiction. Gambling.com Group Limited (Incorporated in Jersey with registered no. 135800) Notice of 2023 Annual General Meeting The details and instructions in connection with the Annual General Meeting of the Gambling.com Group Limited (the "Company") to be held at 17:00 Central European Time on May 16, 2023 at Hades Business Center, Villa Leopold, 33, rue Grimaldi, 98000 Monaco, is set out inf this Notice of Annual General Meeting (this "Document"). Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual General Meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. Only those persons entered on the register of members of the Company as at March 24, 2023 (the "Record Date") shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Whether or not you propose to attend the Annual General Meeting, you are encouraged to complete and submit the accompanying Form of Proxy in accordance with the instructions printed on it. The Form of Proxy must be completed, signed, and returned so as to reach the Company’s proxy tabulator, Mediant Communications, Inc., at P.O. Box 8016, Cary, North Carolina, United States 27512-9903, or submitted by internet, by no later than May 15, 2023 (or, if the Annual General Meeting is adjourned by 48 hours of less, either in accordance with the above, by the chairman of the meeting or the secretary or any director at the original meeting, or at such address and by such time as the chairman of the meeting may direct, or if the Annual General Meeting is adjourned by more than 48 hours, 24 hours before the adjourned meeting (excluding any part of a day that is not a working day (within the meaning of Article 96(4B) of the Companies (Jersey) Law 1991 (the "Jersey Companies Law"))) before the time fixed for the adjourned meeting). If you beneficially own shares in the Company via the Depository Trust Company ("DTC") system as at the Record Date, a separate instruction card will be sent to you so that you may give voting instructions to your broker or nominee in respect of your shares. The return of a completed Form of Proxy will not prevent a shareholder from attending the Annual General Meeting and voting in person if such shareholder wishes to do so. However, if a shareholder does attend and vote at the Annual General Meeting, any proxy appointment will be treated as revoked.

2 LETTER FROM OUR CHIEF EXECUTIVE OFFICER Gambling.com Group Limited (Incorporated in Jersey with registered no. 135800) Directors: Registered Office: Mark Blandford – Chairman of the Board of Directors Gambling.com Group Limited Charles Gillespie - Chief Executive Officer 22 Grenville Street Susan Ball St Helier Fredrik Burvall Jersey Gregg Michaelson JE4 8PX Pär Sundberg Michael Quartieri April 6, 2023 Dear shareholder, Annual General Meeting – 2023 I am delighted to inform you that the 2023 annual general meeting (the “Annual General Meeting”) of Gambling.com Group Limited (the “Company”) will be held at 17:00 Central European Time on May 16, 2023 at Hades Business Center, Villa Leopold, 33, rue Grimaldi, 98000 Monaco. The formal notice convening the Annual General Meeting is set out on pages 4 and 5 of this Document (this “Notice”). Explanatory notes to each of the resolutions to be considered at the Annual General Meeting can be found beginning on page 9. Accompanying the Notice is the Company’s audited Annual Report and Accounts for the financial year ended December 31, 2022. In the opinion of the directors, approval of each of the resolutions to be proposed at the Annual General Meeting is in the best interests of the Company and its shareholders as a whole. Accordingly, the directors unanimously recommend that you vote in favor of each of the resolutions at the Annual General Meeting, as they intend to do in respect of their own beneficial shareholdings in the Company. If you cannot attend the Annual General Meeting, I would encourage you, regardless of the number of shares you own, to vote on the resolutions by completing and returning the enclosed Form of Proxy in accordance with the instructions printed on the form as soon as possible so as to reach the Company’s proxy tabulator, Mediant Communications, Inc., at P.O. Box 8016, Cary, North Carolina United States 27512-9903, or submitted by internet, by no later than May 15, 2023. Further information regarding proxy appointments can be found starting on page 6 of this Document. The appointment of a proxy does not prevent you from attending and voting at the Annual General Meeting in person.

3 Only those persons entered on the register of members of the Company as at March 24, 2023 (the "Record Date") shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. At the close of business on the Record Date, the Company had outstanding 36,470,341 ordinary shares, of no par value. If you beneficially own our shares in “street name” through Cede & Co., as nominee for the Depository Trust Company as at the Record Date, you will receive a separate voting instruction card from your broker or nominee through whom you beneficially own your shares. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions; otherwise, your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of the shares, or its appointed proxy, will vote your shares according to such voting instructions. I look forward to seeing you at the meeting. Yours sincerely, Charles Gillespie Chief Executive Officer and Director

4 NOTICE OF ANNUAL GENERAL MEETING Gambling.com Group Limited (Incorporated in Jersey with registered no. 135800) Notice is hereby given that the annual general meeting of Gambling.com Group Limited (the “Company”) will be held at 17:00 Central European Time on May 16, 2023 at Hades Business Center, Villa Leopold, 33, rue Grimaldi, 98000 Monaco (the “Annual General Meeting”). You will be asked to consider and vote upon the ordinary resolutions and the special resolution set out below. Voting on all resolutions at the Annual General Meeting will be by way of poll. ORDINARY RESOLUTIONS 1. To receive the Company’s Annual Report and Accounts for the financial year ended December 31, 2022, together with the reports of the directors and the auditor. 2. To re-appoint Pär Sundberg as a Class II director of the Company. 3. To re-appoint Gregg Michaelson as a Class II director of the Company. 4. To re-appoint BDO LLP as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2024. 5. To authorize the audit committee to fix the remuneration of the auditors. SPECIAL RESOLUTION Special Resolution 6. That, with effect from the conclusion of the Annual General Meeting the memorandum and articles of association of the Company produced to the Annual General Meeting, and initialed by the chairman of the meeting for the purposes of identification, be adopted as the memorandum and articles of association of the Company in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company. April 6, 2023 By order of the Board Mourant Secretaries (Jersey) Limited, Company Secretary Registered Office: 22 Grenville Street St Helier Jersey JE4 8PX Registered in Jersey No. 135800

5 Important Notes Entitlement to attend and vote 1. Registered holders: The Company, pursuant to its articles of association (the "Articles"), specifies that only those persons entered on the register of members of the Company as at March 24, 2023 (the "Record Date") shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after the Record Date shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting. Except as discussed below under “2. Beneficial owners,” instructions in this Notice relating to appointment of proxies and voting by proxy apply only to registered holders. 2. Beneficial owners: If you beneficially own our shares in “street name” through Cede & Co., as nominee for the Depository Trust Company, as at the Record Date, you will receive a separate voting instruction card from your broker or nominee through whom you own your shares. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions; otherwise, your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of your shares, or its appointed proxy, will vote your shares according to such voting instructions. Your voting instructions must be received by your broker or nominee, so as to subsequently reach the Company’s proxy tabulator, Mediant Communications, Inc., at P.O. Box 8016, Cary, North Carolina United States 27512-9903, or be submitted by internet, by no later than May 15, 2023. You may also obtain a legal proxy from your broker or nominee to vote at the Annual General Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the shares at the Record Date. Appointment and instruction of proxies 3. Appointment of proxies: Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual General Meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. 4. Voting by proxy: A Form of Proxy which may be used to make such appointment and give proxy instructions accompanies this notice. To be valid, any Form of Proxy must be received by post at P.O. Box 8016, Cary, North Carolina United States 27512-9903, or submitted by internet, by no later than May 15, 2023 (or, if the Annual General Meeting is adjourned by 48 hours or less, either in accordance with the above, by the chairman of the meeting or the secretary or any director at the original meeting, or at such address and by such time as the chairman of the meeting may direct, or, if the Annual General Meeting is adjourned by more than 48 hours, 24 hours (excluding any part of a day that is not a working day (within the meaning of Article 96(4B) of the Jersey Companies Law)) before the time fixed for the adjourned meeting). You can vote by internet by going to www.proxydocs.com/GAMB. 5. Effect of returning executed proxy without instructions: If you are a registered holder and submit proxy voting instructions but do not direct how your shares should be voted on each item, the person(s) named as proxy or proxies (provided not the Chairman of the Board (the “Chairman”) or another of our directors) will vote or abstain from voting at his or her discretion. If you appoint the Chairman or another director as your proxy on any resolution, he or she will vote in favor of the resolution. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting.

6 6. Authorized signatories voting by proxy: In the case of a shareholder which is a body corporate, the Form of Proxy must be executed under its common seal or signed on its behalf by an agent or officer authorized for that purpose. 7. Powers of attorney for voting by proxy: Any power of attorney or any other authority under which the Form of Proxy is signed (or a duly certified copy of such power or authority) must be included with the Form of Proxy. 8. Joint shareholders: If more than one of the joint holders of a share tenders a vote on the same resolution, the vote of the senior who tenders a vote shall be accepted to the exclusion of the vote(s) of the other joint holders, seniority being determined by the order in which the names stand in the register in respect of the relevant share. 9. Revocation of proxy vote: If two or more valid but differing proxy appointments are received in respect of the same share, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share, and if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. Additionally, the return of a completed Form of Proxy will not prevent a shareholder attending the Annual General Meeting and voting in person if he/she wishes to do so, however, if a shareholder does attend and vote at the Annual General Meeting any proxy appointment will be treated as revoked. 10.Voting standard: Resolutions 1, 2, 3, 4, and 5 will be proposed as ordinary resolutions. This means that, to pass, a simple majority of the votes cast must be in favor of resolutions 1, 2, 3, 4, and 5. Resolution 6 will be proposed as a special resolution. This means that, to pass, two-thirds of the votes cast must be in favor of resolution 6. 11.Withheld votes: A vote withheld (also called an “abstention”) is not considered a “vote cast” and is therefore not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting. However, the vote will count as present and entitled to vote for purposes of determining a quorum. 12.Broker non-votes: A “broker non-vote” occurs when a broker or nominee of record holding shares for a beneficial owner does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote (and are considered entitled to vote for purposes of a quorum) on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only proposals that we believe may be considered routine are Proposals 1 and 4; however, we expect that they will not be treated as routine matters since our proxy statement is prepared in compliance with the Jersey Companies Law, and regulations promulgated thereunder, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any non-routine proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote”. Therefore, it is important for a shareholder that holds shares through a broker or nominee to instruct its broker or nominee how to vote its shares, if the shareholder wants its shares to count for all proposals.

7 Corporate representatives 13.Authorization: A body corporate which is a member of the Company may, by resolution of its board or other governing body, authorize any person or persons to act as its representative or representatives at the Annual General Meeting. A body corporate shall be deemed to be present in person at the Annual General Meeting if one or more of its representatives is present at that meeting. 14.Evidence of authority: The Board or any director or the secretary may (but is not bound to) require evidence of the authority of any such representatives. Any authorization in writing purporting to be signed by an officer of, or other person duly authorized for the purpose by, the body corporate shall be conclusive evidence of the authority of the representatives to act on behalf of the body corporate. 15.Joint authority: Where more than one person is authorized to represent a body corporate and more than one person purports to exercise a power on behalf of that body corporate, if each such person purports to exercise the power in the same way, the power is treated as exercised in that way; and if each such person does not purport to exercise the power in the same way, the power is treated as not exercised. Voting 16.At the meeting voting on each resolution will be by way of a poll. Communications 17.Members who have general queries about the Annual General Meeting should contact the Company’s General Counsel at agm@gdcgroup.com. No other method of communication will be accepted. You may not use any electronic address provided either in this notice or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated. Attendance 18. Quorum: The requisite quorum for the Annual General Meeting shall be present where two shareholders are present in person or by proxy and are entitled to vote at the Annual General Meeting, unless each such person is appointed as proxy of a shareholder in relation to the Annual General Meeting and they are proxies of the same shareholder. 19. Attendance in Person: Shareholders, or their proxies, intending to attend the Annual General Meeting in person are requested, if possible, to arrive at the venue for the Annual General Meeting at least 20 minutes prior to the commencement of the Annual General Meeting at 17:00 Central European Time on May 16, 2023, so that their shareholding may be checked against the Company’s register of members and attendances recorded. Other 20. Notice: A copy of this Notice (which contains the full unabridged text of the resolutions to be proposed at the Annual General Meeting) and a copy of the Articles can be found at www.gambling.com/corporate. Should you wish to request a further copy of this document, please send your request to the attention of Sara Fletcher, Mourant Governance Services (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Tel: +44 1534 676 000; Email: MourantGSjersey@mourant.com).

8 21. Solicitation Costs: We are paying for the distribution of the proxy materials and solicitation of the proxies. As part of this process, we reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our shareholders. Proxy solicitation expenses that we will pay include those for preparation, mailing, returning and tabulating the proxies. Our directors, officers, and employees may also solicit proxies on our behalf in person, by telephone, email, or facsimile, but they do not receive additional compensation for providing those services.

9 EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING Voting on all resolutions at the Annual General Meeting will be by way of a poll rather than a show of hands. This reflects best practice and means that votes of both shareholders who have lodged proxies and shareholders who attend the meeting will be taken into account. We will announce preliminary results at the Annual General Meeting. We will report final results by furnishing a Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) promptly after the Annual General Meeting. If final results are not available at that time, we will provide preliminary voting results in the Form 6-K and will provide the final results in an amendment to the Form 6-K as soon as they become available. The results will also published on our website as soon as practicable following the conclusion of the Annual General Meeting. Resolution 1 - Annual Report and Accounts for the financial year ended December 31, 2022 The Annual Report and Accounts for the financial year ended December 31, 2022 must be laid before the Annual General Meeting. The annual accounts for the financial year ended December 31, 2022, the report of the directors and the report of the auditor are contained within such Annual Report and Accounts. As a company organized under the laws of the Bailiwick of Jersey, for each financial year audited accounts and an independent auditor’s report on the financial statements to shareholders must be laid before an annual general meeting. Those to be laid before the Annual General Meeting are in respect of the year ended December 31, 2022 and will be delivered to the Registrar of the Companies Registry in Jersey following the Annual General Meeting. The Jersey statutory accounts are substantially similar to the financial statements included in our Annual Report, which was filed with the SEC on March 24, 2023 and distributed to our shareholders with this proxy statement. In accordance with our obligations under Jersey law, we will provide our shareholders at the Annual General Meeting an opportunity to receive the annual report and ask any relevant and appropriate questions of the representative of BDO LLP in attendance at the Annual General Meeting. The full accounts, including the independent auditor’s report, of the Company will be available for inspection prior to and during the Annual General Meeting. The vote on this resolution is an advisory vote only, and therefore, not binding on the Company or the Board. However, the Board will consider the voting results when making decisions regarding the future strategy and operations of the Company. Resolutions 2 and 3 - Re-appointment of directors Under the Company's Articles, the directors of the Company are classified into three classes: Class I Directors, Class II Directors, and Class III Directors. In accordance with Article 57 of the Articles, at the second annual general meeting of the Company, the Class II Directors, being Pär Sundberg and Gregg Michaelson must retire from office, but shall be eligible for re- appointment. If re-appointed, they shall be entitled to serve until the date of the Company's 2026 annual general meeting. Each re-appointment shall be considered as a separate resolution in accordance with Article 55 of the Articles. Biographical details of the director nominees up for re-appointment at the meeting, as well as the other directors not currently up for re-appointment, are set out below. Class II Director Nominees Whose Terms Expire at the Annual General Meeting Pär Sundberg has served as a director since February 2018. Mr. Sundberg also currently serves as Chairman of the board of directors at Brand New Content, and as a board member at SNÖ of Sweden. Previously, Mr. Sundberg served as a member of the board of directors at G5 Entertainment AB, KOEN Media, AB Traction,

10 Buzzador AB and IPS Förändringskompetens AB. From July 2010 to September 2011, Mr. Sundberg served as President and Chief Executive Officer at Metronome Film & Television AB, a Film and Television production company with operations in Sweden, Norway, Denmark, Finland and the U.S. From its inception in May 1996 to August 2009, Mr. Sundberg served as President and Chief Executive Officer of OTW, Sweden’s leading content marketing group of companies that he also co-founded. From January 2000 to November 2001, Mr. Sundberg served as a member of the board of directors of Stockholm News, a free daily newspaper that he co-founded. Previously, Mr. Sundberg served as a Reporter at Expressen from 1991 to 1996. Mr. Sundberg holds a M.Sc. degree in Industrial Engineering and Management from Luleå University of Technology. Gregg Michaelson has served as a director of Gambling.com Group since September 2019. Mr. Michaelson also currently serves as a member of the board of directors at Health Recovery Solutions, Ringmaster Technologies, Inc., Purple Lab, and Wyng. Mr. Michaelson is a General Partner at Edison Partners, a Princeton, New Jersey based private equity firm where he has served since June 2015. From November 2011 to May 2015, he served as Chief Executive Officer at Linkwell Health, a healthcare consumer engagement company. From October 2001 to November 2011, Mr. Michaelson served as President and Chief Marketing Officer at Rodale, a global health and wellness content and performance marketing company. Mr. Michaelson served as Vice President, Marketing at American Family Enterprises, a Time Warner affiliate, from June 1996 to September 2001. Mr. Michaelson began his career at Reader’s Digest Association from August 1992 to April 1996, where he served in various marketing and financial roles. Mr. Michaelson holds an MBA in Finance from New York University—Leonard N. Stern School of Business and a BA from the University of Michigan. Class III Directors Whose Terms Expire at the Annual General Meeting in 2024 Charles Gillespie is our Chief Executive Officer, Co-Founder and a director, which positions he has held since the Company’s inception in 2006. Through his tenure, Mr. Gillespie has overseen the Company’s operations across multiple jurisdictions including Europe and U.S. Under his leadership, the Company has prioritized technological investments and has completed numerous acquisitions to expand the breadth of the Company’s portfolio. He has built a reputation as a recognized leader and was named Sports Betting Community Leader of the Year in 2019. Mr. Gillespie holds a Bachelor of Art degree in Political Science and Entrepreneurship from University of North Carolina at Chapel Hill. Mark Blandford has served as a director since October 2008 and the Chairman of the board of directors since February 2018. Mr. Blandford founded Sportingbet Plc which was one of the first online gambling companies to accept a card payment over the Internet and at one point in time the world’s largest bookmaker. Mr. Blandford led the company through a landmark initial public offering on the London Stock Exchange in 2001 to become the first publicly traded online gambling company, later winning him the award for AIM Entrepreneur of the Year in 2002. Sportingbet Plc was later recognized with the AIM Transaction of the Year award in 2005. Mr. Blandford also currently serves as Chairman of the board of directors at Double Diamond Limited and Condor Properties, and as a non-executive director of Gaming Realms PLC. Mr. Blandford is also a Partner at Burlywood Capital, a venture capital and private equity firm, where he has served in that role since 2012. Previously, Mr. Blandford served as a member of the board of directors at Mfuse LTD and Intela. Mr. Blandford holds a Higher National Diploma in Business Studies from Wolverhampton University. Michael Quartieri has served as a director since June 2022. Mr. Quartieri currently serves as the Chief Financial Officer of Dave & Buster’s Entertainment, Inc. Mr. Quartieri had been Executive Vice President, Chief Financial Officer and Corporate Secretary of LiveOne, Inc. from November 2020 until December 2021. Prior to his tenure at LiveOne, Inc., Mr. Quartieri served as Executive Vice President, Chief Financial Officer, Treasurer and Secretary at Scientific Games from November 2015 until June 2020. Prior to that Mr. Quartieri spent nine years with Las Vegas Sands Corp. in multiple roles ending as Senior Vice President, Chief Accounting Officer and Global Controller, and 13 years at Deloitte & Touche. He earned a Bachelor of Science and Master of Accounting degrees from the University of Southern California and is a Certified Public Accountant. Class I Directors Whose Terms Expire at the Annual General Meeting in 2025

11 Susan Ball has served as a director since February 2018. Ms. Ball also currently serves as an advisor to FSB Technology Group, a B2B omnichannel sports betting provider, and is a fellow of the Institute of Chartered Accountants in England and Wales. Ms. Ball previously served as a member of the board of directors at The Bannatyne Group, a premium U.K. health club and spa operator; Playtech Plc, a listed online global gaming software supplier; Kambi Group Plc, a listed sports betting technology provider, where she led the initial public offering in 2014; and Fig, a U.K. venture capital group. From January 2011 to June 2013, Ms. Ball served as Chief Financial Officer at MOO.com, a global online digital print business. Ms. Ball also served as Chief Financial Officer at Bookatable.com during 2010, and at Praesepe Plc, a U.K.-listed B2B gambling company from April 2007 to December 2009. From 2003 to 2008, Ms. Ball served as Chief Financial Officer at Kindred Group Plc (where she led the initial public offering of Unibet Group). Prior to this, Ms. Ball served at BrightVenture Enterprises from 2000 to 2003, a private investment vehicle which she founded, and as Finance Director of U.K.-listed Burnden Leisure Plc (formerly Mosaic Investments Plc) from 1991 to 1999. Ms. Ball began her career at Ernst & Young, where she qualified as a Chartered Accountant in 1986. Ms. Ball holds a BA (Hons) in Accountancy from Birmingham University and has completed the London Business School Corporate Finance Programme. Fredrik Burvall has served as a director since December 2017. Mr. Burvall also currently serves as Chairman of the board of directors at M.O.B.A Network AB (Plc), Speqta AB (Plc) and Cherry With Friends (Plc), and as a board member at Movs Technology Group. Mr. Burvall is also the Chief Executive Officer/Owner at The Networked Nation— tNN AB, where he has served in that role since May 2017. Previously, Mr .Burvall served at the Board of Aspire Global June 2017 to June 2022 (Plc) and Enteractive Ltd from February 2017 to February 2022. Mr. Burvall also served in several roles at Cherry AB, including as Strategic Advisor from March 2017 to July 2017, as Chief Executive Officer from May 2015 to February 2017, as Acting Chief Executive Officer from December 2014 to May 2015 and as Chief Financial Officer, Deputy CEO from September 2006 to March 2015. From February 2004 to September 2006, Mr. Burvall served as Manager of Business Control at Modern Times Group, Viasat AB. Mr. Burvall previously served as Chief Financial Officer at Ericsson Technology Licensing AB from 2001 to 2004, and he also worked in Business Control at Ericsson from January 1998 to January 2001. Mr. Burvall holds an MBA in Economics from Stockholm University and also holds a BA in Economics from Örebro University. Information on our corporate governance and on compensation paid to our directors starts on page 58 of the Annual Report and Accounts. On June 30, 2022, as disclosed in the Form 6-K filed by the Company with the SEC on July 6, 2022, Michael Quartieri was appointed to the Board. Following the appointment of Mr. Quartieri, the Board consists of seven members and the current composition of the committees of the Board is as follows: (i) the Audit Committee consists of Susan Ball, Fredrik Burvall and Michael Quartieri, with Susan Ball serving as the Chairperson of the Audit Committee, (ii) the Compensation Committee consists of Susan Ball, Gregg Michaelson and Pär Sundberg, with Pär Sundberg serving as the Chairperson of the Compensation Committee, and (iii) the Nominating and Governance Committee consists of Susan Ball, Fredrik Burvall, and Pär Sundberg, with Fredrik Burvall serving as the Chairperson of the Nominating and Governance Committee. During the fiscal year ended December 31, 2022, all directors (including the director nominees standing for re- appointment above) attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings of the committees on which he or she served. Resolutions 4 and 5 - re-appointment of auditor and remuneration Under Jersey law, a company that is required to appoint an auditor must at each annual general meeting appoint an auditor to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting. BDO LLP has expressed its willingness to continue in office as auditor, and resolution 4 approves the re- appointment of BDO LLP as auditors of the Company until the conclusion of the next annual general meeting. Resolution 5 authorizes the audit committee to determine the remuneration of the auditors. The fees of BDO LLP for the fiscal years ended December 31, 2022 and 2021 are included below.

12 BDO has served as our independent registered public accounting firm for fiscal years 2022 and 2021. Our accountant’s fees for professional services are as follows: YEAR ENDED DECEMBER 31, 2022 2021 Audit fees 1,143 1,025 Audit-related fees — — Tax fees — — Other fees — — Total 1,143 1,025 “Audit Fees” are the aggregate fees for the audit of our annual consolidated financial statements and annual statutory financial statements, reviews of interim financial statements, review of our registration statement, and related consents. “Audit-related Fees” are the aggregate fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. “Tax Fees” are the aggregate fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services. “Other Fees” are any additional amounts for products and services provided by the principal accountant. Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. All of the audit and non-audit services performed for us by our independent registered public accounting firm in 2022 and 2021 were pre-approved by our audit committee. We expect that a representative of BDO LLP will attend the Annual General Meeting and the representative will have an opportunity to make a statement if he or she so chooses. The representative will also be available to respond to appropriate questions from shareholders. Resolution 6 Our Board proposes that shareholders vote “FOR” and approve the adoption of the memorandum and articles of association of the Company produced at the Annual General Meeting (the "New Articles"), and initialed by the chairman of the meeting for the purposes of identification in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company. This is a special resolution. It is proposed that the Company adopt the New Articles in replacement of the Company’s Articles. The Company is seeking to amend and restate the Articles to reflect corporate governance market practices for U.S. listed companies, as well as to reflect other market developments and clarifying changes. The principal changes made to the Articles are summarized below. Details of where you can view the New Articles are set out on page 15. Summary of the principal changes to the Company's Articles of Association

13 In this summary, our existing memorandum and articles of association are defined as the “Articles” and the memorandum and articles of association produced to the Annual General Meeting as the proposed new articles of association of the Company are defined as the “New Articles". It is proposed to adopt the New Articles in replacement of the Articles with effect from the conclusion of the Annual General Meeting. The principal changes to the Articles, which are included in the New Articles, are summarized below. Other changes which are of a minor, technical, or clarifying nature have not been summarized but are visible on the marked copy of the proposed New Articles. In relation to the changes made, the Company believes that they reflect customary corporate governance market practices for U.S. listed companies and requirements of a company incorporated in Jersey. In all cases, we believe the changes are in the best interests of shareholders. The remaining provisions of the Articles, including (for example) those provisions relating to the Company’s allotment powers, remain generally unchanged. • Memorandum of Association: the Articles currently provide in the memorandum of association that only one class of ordinary shares may be issued. The New Articles provide in the memorandum of association that there is no limit on the number of shares of any class which may be issued by the Company. • Variation of rights: the New Articles clarify that the special rights conferred upon the holders of ordinary shares shall not be varied by the creation of any preferred ordinary shares. • Redeemable shares: the New Articles now provide directors with the authority (but not the obligation) where the Company wishes to purchase its own shares to instead elect to convert any or all of those shares into redeemable shares to be redeemed by the Company upon such terms and conditions as the directors may decide at the relevant time. • Issue of shares: the New Articles clarify that the directors may allot and issue shares without any pre- emption rights. • Stated Capital Accounts: the New Articles now include specific references to the stated capital account of the Company (which is provided for under Jersey Companies Law). • Share Certificates: the New Articles now provide that a share certificate need only be issued by the Company on application by a member. • Transfer of Shares: under the New Articles, directors have authority to refuse to register any transfer if the transfer is of shares that were not registered under U.S. securities laws and such transfer is not being made pursuant to an exemption from registration under the U.S. securities laws. • Transmission of Shares: where a person becomes entitled to a share by reason of the death, bankruptcy or incapacity of a member the New Articles now decrease the time period from 90 days (as currently set out in the Articles) to one month in which the person is required to make an election to be registered themselves or to register another. If no election is made such person would be deemed to have elected to be registered themself. • Timing of General Meetings: the New Articles now authorize the directors to hold Annual General Meetings at such time and place as determined by the directors rather than within six months of the end of each financial year of the Company (as currently set out in the Articles).

14 • Notice of General Meetings: the New Articles align the notice to be given of annual general meetings and extraordinary general meetings to 14 days, by reducing the notice period for annual general meetings from 21 clear days (as currently set out in the Articles) to 14 clear days. The New Articles also provide for a procedure for calling general meetings at short notice, which reflects the relevant provisions of Jersey Companies Law. • Quorum of General Meetings: under the New Articles, the quorum shall consist of two qualifying persons Present and entitled to vote thereat representing at least one-third in number of the issued shares of the Company. • Adjournment of General Meetings: under the New Articles, the chairman would be able to adjourn the meeting without the consent of the meeting at which a quorum is present (the consent of the meeting is currently required under the Articles). • Virtual Meetings and Virtual Attendance: the New Articles include provisions relating to the holding of virtual meetings and virtual attendance at general meetings. • Proxies: the New Articles alter and simplify the language concerning the procedure for proxies, including the provision of electronic proxies to be used by members. • Director appointment and removal: the New Articles now permit alternate directors to be appointed at the sole discretion of the director. Directors may now be removed if they receive a notice signed by not less than three quarters of the other directors stating that he should cease to be a director. • Directors Interests and Remuneration: a director's interests may be disclosed as soon as practicable after the meeting under the New Articles, whereas under the Articles this must be done in advance or at a meeting. The provision of directors to receive special remuneration has been removed. There is no longer a specific cap on directors fees (the directors are now entitled to such remuneration as the Company by ordinary resolution determines nor is there provision for payment for loss of office). • Proceedings of Directors: under the New Articles a meeting of directors would require not less than twenty-four hours' notice or at shorter notice as each director approved. The chairman would also no longer have a second or casting vote. The quorum for meetings of directors may, under the New Articles, be fixed by the directors and unless so fixed at any other number shall be such number that represents a majority of the directors then in office. Directors would also be counted the quorum notwithstanding their interest which has been disclosed in accordance with the New Articles. • Accounts: The New Articles now set out specific requirements for the accounts and audit of the Company. • Winding up: the New Articles now permit the Company to distribute the assets of the Company in specie with the sanction of a special resolution. • Other amendments: certain provisions of the current Articles are not included in the New Articles as they are now considered unnecessary and / or irrelevant for the Company. This includes provisions relating to the US Branch Register (Article 4(c) of the Articles); Member Rights Plan (Article 24 of the Articles); Capitalization of Reserves - Employee Share Schemes (Article 118 of the Articles); provisions relating to Employees (Article 69 of the Articles); Uncertificated Shares (Articles 13 and 15 of the Articles); Disclosure of Interests in Shares (Article 23 of the Articles); Security ( Article 33 of the Articles); Communications provisions (Articles 122 to 127 of the Articles) and Destruction of Documents (Article 130 of the Articles).

15 The foregoing description is qualified in its entirety by the full text of the New Articles, a copy of which is included as Exhibit A hereto and is incorporated herein by reference. If the shareholders do not approve this proposal, the Board will consider the reasons that the shareholders did not approve the proposal, if known, and may seek shareholder reconsideration of the proposal or a revised proposal at another general meeting of shareholders. OTHER BUSINESS The Board is not aware of any other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment. ADDITIONAL INFORMATION The Company’s filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://www.gambling.com/corporate. Shareholders may download a copy of these documents without charge at https://www.gambling.com/corporate. The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice should not be taken as an admission that the Company is subject to those proxy rules.

16 ATTACHMENTS EXHIBIT A Memorandum and Articles of Association of Gambling.com Group Limited

COMPANIES (JERSEY) LAW 1991 MEMORANDUM AND ARTICLES OF ASSOCIATION OF GAMBLING.COM GROUP LIMITED a no par value public limited company Company number: 135800 Amended and restated on 2023

COMPANIES (JERSEY) LAW 1991 (the "Law") MEMORANDUM OF ASSOCIATION OF GAMBLING.COM GROUP LIMITED (the "Company") a no par value public limited company 1. INTERPRETATION Words and expressions contained in this Memorandum of Association have the same meanings as in the Law. 2. COMPANY NAME The name of the Company is Gambling.com Group Limited. 3. TYPE OF COMPANY 3.1 The Company is a public company. 3.2 The Company is a no par value company. 4. NUMBER OF SHARES There shall be no limit on the number of shares which may be issued by the Company and if the share capital structure of the Company is at any time divided into separate classes of shares there shall be no limit on the number of shares of any class which may be issued by the Company. 5. LIABILITY OF MEMBERS The liability of a Member arising from the holding of a share in the Company is limited to the amount (if any) unpaid on it.

COMPANIES (JERSEY) LAW 1991 ARTICLES OF ASSOCIATION OF GAMBLING.COM GROUP LIMITED a no par value public limited company CONTENTS 1. INTERPRETATION 1 2. SHARE CAPITAL 5 3. STATED CAPITAL ACCOUNTS 9 4. ALTERATION OF SHARE CAPITAL 9 5. VARIATION OF RIGHTS 10 6. REGISTER OF MEMBERS 11 7. SHARE CERTIFICATES 11 8. LIEN 12 9. CALLS ON SHARES 12 10. FORFEITURE OF SHARES 13 11. TRANSFER OF SHARES 15 12. TRANSMISSION OF SHARES 17 13. GENERAL MEETINGS 17 14. CLASS MEETINGS 18 15. NOTICE OF GENERAL MEETINGS 18 16. PROCEEDINGS AT GENERAL MEETINGS 19 17. VOTES OF MEMBERS 21

18. DIRECTORS 25 19. ALTERNATE DIRECTORS 25 20. POWERS OF DIRECTORS 26 21. DELEGATION OF DIRECTORS' POWERS 27 22. APPOINTMENT OF DIRECTORS 27 23. RESIGNATION, DISQUALIFICATION AND REMOVAL OF DIRECTORS 30 24. REMUNERATION AND EXPENSES OF DIRECTORS 31 25. EXECUTIVE DIRECTORS 31 26. DIRECTORS' INTERESTS 31 27. PROCEEDINGS OF DIRECTORS 33 28. MINUTE BOOK 34 29. SECRETARY 35 30. THE SEAL 35 31. AUTHENTICATION OF DOCUMENTS 35 32. DIVIDENDS 36 33. CAPITALISATION OF PROFITS 38 34. ACCOUNTS AND AUDIT 39 35. NOTICES 39 36. UNTRACED MEMBERS 41 37. WINDING UP 42 38. INDEMNITY 43 39. FIXING RECORD DATE 43 40. NON-APPLICATION OF STANDARD TABLE 43 41. UNSUITABILITY 43

1 COMPANIES (JERSEY) LAW 1991 ARTICLES OF ASSOCIATION OF GAMBLING.COM GROUP LIMITED a no par value public limited company 1. INTERPRETATION 1.1 In these Articles, unless the context or law otherwise requires, the following words and expressions shall have the meanings respectively assigned to them below: 1.1.1 "Annual General Meeting" has the meaning ascribed to it in Article 13.2; 1.1.2 "these Articles" means these Articles of Association in their present form or as from time to time amended; 1.1.3 "Auditors" means the auditors of the Company appointed pursuant to these Articles; 1.1.4 "Bankrupt" has the meaning ascribed to it in the Interpretation (Jersey) Law, 1954; 1.1.5 "Clear Days" means in relation to the period of a Notice that period excluding the day when the Notice is served or deemed to be served and the day for which it is given or on which it is to take effect; 1.1.6 "Closing" means the closing of the underwritten initial public offering by the Company of certain of its ordinary shares, which occurred on July 27, 2021; 1.1.7 "Company" means the company incorporated under the Law in respect of which these Articles have been registered; 1.1.8 "Directors" or "Board of Directors" means the directors of the Company for the time being; 1.1.9 "electronic" has the meaning given to the word "electronic" in the Electronic Communications Law; 1.1.10 "Electronic Communications Law" the Electronic Communications (Jersey) Law 2000; 1.1.11 "electronic signature" has the meaning given to the expression "electronic signature" in the Electronic Communications Law;

2 1.1.12 "Exchange Act" has the meaning ascribed to it in Article 22.9; 1.1.13 "Extraordinary General Meeting" has the meaning ascribed to it in Article 13.2; 1.1.14 "Holder" means in relation to shares the Member whose name is entered in the Register as the holder of the shares; 1.1.15 "the Law" means the Companies (Jersey) Law 1991 and any subordinate legislation from time to time made thereunder, including any statutory modifications or re-enactments for the time being in force; 1.1.16 "Member" means the subscribers to the Memorandum of Association of the Company and any other Person whose name is entered in the Register as the Holder of shares in the Company; 1.1.17 "Month" means calendar month; 1.1.18 "Notice" means a notice in Writing unless otherwise specifically stated; 1.1.19 "Office" means the registered office of the Company; 1.1.20 "Officer" includes a Secretary but otherwise has the meaning ascribed to it in the Law; 1.1.21 "Ordinary Resolution" means a resolution of the Company in general meeting adopted by a simple majority of the votes cast at that meeting; 1.1.22 "Ordinary Share" means an ordinary share in the capital of the Company of no par value and having the rights attaching thereto prescribed in these Articles; 1.1.23 "Paid Up" includes credited as paid up; 1.1.24 "Persons" includes associations and bodies of persons, whether corporate or unincorporate; 1.1.25 "Preferred Share" means a preferred share in the capital of the Company of no par value designated as a Preferred Share by the Directors and allotted and issued in one or more classes in accordance with the provisions of the Law and these Articles and having the rights provided for in these Articles and in any Statement of Rights. In these Articles, except when referred to under their separate classes, the term Preferred Shares shall mean all such shares; 1.1.26 "Present":

3 (a) in relation to general meetings of the Company and to meetings of the Holders of any class of shares includes present by attorney or by proxy or in the case of a corporate shareholder by representative; and (b) in relation to Virtual Meetings means present by means of participating in a communication in accordance with the Law and, in relation to physical meetings at which Virtual Attendance is permitted, includes present by way of Virtual Attendance in accordance with the Law, but a Member shall not be regarded as Present at a meeting unless the Member is entitled to attend and vote at that meeting; 1.1.27 "qualifying person" means: (a) an individual who is a Member of the Company; (b) a person authorised to act as the representative of a body corporate in relation to the meeting; or (c) a person appointed as proxy of a Member in relation to the meeting; 1.1.28 "Register" means the register of Members required to be kept pursuant to Article 41 of the Law; 1.1.29 "Seal" means the common seal of the Company; 1.1.30 "Secretary" means any Person appointed to perform any of the duties of secretary of the Company (including an assistant or deputy secretary) and in the event of two or more Persons being appointed as joint secretaries any one or more of the Persons so appointed; 1.1.31 "Signed" includes a signature or representation of a signature affixed by mechanical or other means (including electronic) and where a document is to be signed by a company, an association or a body of Persons the word "Signed" shall be construed as including the signature of a duly authorised representative on its behalf as well as any other means by which it would normally execute the document; 1.1.32 "Special Resolution" means a resolution of the Company passed as a special resolution in accordance with the Law; 1.1.33 "Statement of Rights" in relation to each class of Preferred Share, a memorandum approved by the Directors setting out the specific rights and obligations attaching to the Preferred Shares of such class which are in addition to those rights and obligations contained in and determined in accordance with these Articles;

4 1.1.34 "Virtual Attendance" the attendance at a meeting by persons entitled to do so solely by means of participating in a communication in accordance with the Law where certain other persons entitled to do so attend that meeting by being physically present together at a meeting place; 1.1.35 "Virtual Meeting" means a meeting at which all persons (being persons entitled to participate in that meeting) participate in that meeting solely by means of participating in a communication in accordance with the Law; and 1.1.36 "in Writing" includes written, printed, telexed, electronically transmitted or represented or reproduced by any other mode of representing or reproducing words in a visible form. 1.2 Save as defined herein and unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Law but excluding any statutory modification thereof not in force when these Articles become binding on the Company. 1.3 In these Articles, unless the context or law otherwise requires: 1.3.1 where, in relation to a document in electronic form, these Articles refer to "executed", the reference is to such document being "signed" within the meaning of the Electronic Communications Law, and "execute" and "execution" shall be construed accordingly; 1.3.2 references to a document or information being "sent", "supplied" or "given" to or by a person mean such document or information, or a copy of such document or information, being sent, supplied, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and "sending", "supplying" and "giving" shall be construed accordingly; 1.3.3 references to "writing" mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and "written" shall be construed accordingly; 1.3.4 words and expressions which are cognate to those defined in Article 1.1 shall be construed accordingly; 1.3.5 the word "may" shall be construed as permissive and the word "shall" shall be construed as imperative; 1.3.6 words importing the singular number only shall be construed as including the plural number and vice versa; 1.3.7 words importing the masculine gender only shall be construed as including the feminine and neuter genders;

5 1.3.8 the word "dividend" has the meaning ascribed to the word "distribution" in Article 114 of the Law; 1.3.9 references to enactments are to such enactments as are from time to time modified, re- enacted or consolidated and shall include any enactment made in substitution for an enactment that is repealed; and 1.3.10 references to a numbered Article are to the Article so numbered of these Articles. 1.4 The clause and paragraph headings in these Articles are for convenience only and shall not be taken into account in the construction or interpretation of these Articles. 2. SHARE CAPITAL 2.1 The share capital of the Company is as specified in the Memorandum of Association and the shares of the Company shall have the rights and be subject to the conditions contained in these Articles and, in the case of any Preferred Share of any class, to the Statement of Rights relating thereto. No share issued by the Company shall have a nominal value. 2.2 The rights attaching to Ordinary Shares are as follows: 2.2.1 As regards income – Subject to the Law and the provisions of these Articles, each Ordinary Share shall confer on the holder thereof the right to receive such profits of the Company available for distribution as the Directors may declare or the Members may resolve by Ordinary Resolution after any payment to the Members holding shares of any other class other than Ordinary Shares of any amount then payable in accordance with the relevant Statement of Rights or other terms of issue of that class. 2.2.2 As regards capital – If the Company is wound up, the holder of an Ordinary Share shall be entitled, following payment to the Members holding shares of any other class other than Ordinary Shares of all amounts then payable to them in accordance with the relevant Statement of Rights or other terms of issue of that class, to repayment of the amount of the capital paid up thereon and thereafter any surplus assets of the Company then remaining shall be distributed pari passi among the holders of the Ordinary Shares in proportion to the amounts paid up thereon. 2.2.3 As regards voting – At any general meeting of the Company and any separate class meeting of the holders of Ordinary Shares every holder of Ordinary Shares who is present in person or by proxy shall have one vote for every Ordinary Share of which he is the holder. 2.2.4 As regards redemption – the Ordinary Shares are not redeemable (without prejudice to Articles 2.8 and 2.14).

6 2.3 Subject to the provisions of these Articles, the rights and obligations attaching to any Preferred Share shall be determined at the time of issue by the Directors in their absolute discretion. Each Preferred Share shall be issued by the Directors on behalf of the Company as part of a class. The rights and obligations attaching to each class of Preferred Shares in addition to those set out in these Articles shall be set out in a Statement of Rights. 2.4 The Statement of Rights in respect of each class of Preferred Shares may, without limitation, comprise or include: 2.4.1 the class to which each Preferred Share shall belong, such class to be designated with a class number and, if the Directors so determine, title; 2.4.2 details of any dividends payable in respect of the relevant class; 2.4.3 details of rights attaching to shares of the relevant class to receive a return of capital on a winding up of the Company; 2.4.4 details of the voting rights attaching to shares of the relevant class (which may provide, without limitation, that each Preferred share shall have more than one vote on a poll at any general meeting of the Company); 2.4.5 a statement as to whether shares of the relevant class are redeemable (either at the option of the Shareholder and/or the Company) and, if so, on what terms such shares are redeemable (including, without limitation, and only if so determined by the Directors, the amount for which such shares shall be redeemed (or a method or formula for determining the same) and the date on which they shall be redeemed); 2.4.6 a statement as to whether shares of the relevant class are convertible (either at the option of the Shareholder and/or the Company) and, if so, on what terms such shares are convertible; 2.4.7 any other rights, obligations and restrictions attaching to Preferred Shares of any class as the Directors may determine in their discretion; and/or 2.4.8 the price at which shares of the relevant class shall be issued. 2.5 Once a Statement of Rights has been adopted for a class of Preferred Share, then: 2.5.1 it shall be binding on Members and Directors as if contained in these Articles; 2.5.2 the provisions of Article 5.1 shall apply to any variation or abrogation thereof that may be effected by the Company;

7 2.5.3 each Statement of Rights shall be filed on behalf of the Company with the Registrar of Companies in Jersey pursuant to and in accordance with Article 54 of the Law; 2.5.4 all moneys payable on or in respect of any Preferred Share which is the subject thereof (including, without limitation, the subscription and any redemption moneys in respect thereof) shall be paid in the currency for which such Preferred Share is issued; and 2.5.5 upon the redemption of a Preferred Share (if it is redeemable) pursuant to the Statement of Rights relating thereto, the holder thereof shall cease to be entitled to any rights in respect thereof and accordingly his name shall be removed from the Register and the share shall thereupon be cancelled. 2.6 Without prejudice to any special rights for the time being conferred on the Holders of any shares or class of shares (which special rights shall not be varied or abrogated except with such consent or sanction as is hereinafter provided) any share or class of shares in the capital of the Company may be issued with such preferred, deferred or other special rights or such restrictions whether in regard to dividends, return of capital, voting or otherwise as the Directors may from time to time determine. 2.7 The Company may issue fractions of shares in accordance with and subject to the provisions of the Law provided that: 2.7.1 a fraction of a share shall be taken into account in determining the entitlement of a Member as regards dividends or on a winding up; and 2.7.2 a fraction of a share shall not entitle a Member to a vote in respect thereof. 2.8 Otherwise than as set out in Article 2.14 and subject to the provisions of the Law, the Company may from time to time: 2.8.1 issue; or 2.8.2 convert any existing non-redeemable shares (whether issued or not) into, shares which are to be redeemed or are liable to be redeemed at the option of the Company or at the option of the Holder thereof and on such terms and in such manner as may be determined by Special Resolution. 2.9 Subject to the provisions of the Law, the Company may purchase its own shares of any class (including redeemable shares) and in relation thereto, neither the Company nor the Directors shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

8 2.10 Subject to the provisions of these Articles, the unissued shares for the time being in the capital of the Company shall be at the disposal of the Directors who may allot, grant options over or otherwise dispose of them to such Persons at such times and generally on such terms and conditions as they think fit. Securities, contracts, warrants or other instruments evidencing any Preferred or Ordinary Shares, option rights, securities having conversion or option rights or obligations may also be issued by the Directors without the approval of the Members or entered into by the Company upon a resolution of the Directors to that effect on such terms, conditions and other provisions as are fixed by the Directors including, without limitation, conditions that preclude or limit any person owning or offering to acquire a specified number or percentage of the shares of the Company in issue, other shares, option rights, securities having conversion or option rights or obligations of the Company or the transferee of such person from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights or obligations. 2.11 The Directors may allot and issue shares in the Company to any person without any obligation to offer such shares to the Members (whether in proportion to the existing shares held by them or otherwise). 2.12 The Company may pay commissions as permitted by the Law. Subject to the provisions of the Law any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other. 2.13 Except as otherwise provided by these Articles or by law, no Person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise any equitable, contingent, future or partial interest in any share or any interest in any fraction of a share or any other right in respect of any share except an absolute right to the entirety thereof in the Holder. 2.14 Notwithstanding any other provision of these Articles, and subject to the provisions of the Law, where the Company wishes to purchase its own shares the Directors shall have the authority (but not the obligation) to instead elect to convert any or all of those shares into redeemable shares that shall be redeemed by the Company upon such terms and conditions as the Directors may decide at the relevant time. The Directors may convert, and the Company may redeem, any relevant shares in accordance with this Article as they in their absolute discretion decide and there shall be no obligation on the Directors or Company to offer to convert and redeem any other shares held by any other Members and no Member shall have any rights to require their shares to be considered for conversion and redemption. 2.15 Subject to the provisions of the Law, the Company may hold as treasury shares any shares purchased or redeemed by it.

9 3. STATED CAPITAL ACCOUNTS 3.1 The Company shall maintain a stated capital account in accordance with the Law for each class of issued share. A stated capital account may be expressed in any currency. 3.2 Subject to the requirements of the Law, and except as provided in Article 3.3, there shall be transferred to the stated capital account for each class of share: 3.2.1 the amount of cash received by the Company for the issue of shares of that class; 3.2.2 the value, as determined by the Directors, of the "cause" received by the Company, otherwise than in cash, for the issue of shares of that class; and 3.2.3 every other amount which is from time to time required by the Law to be transferred to a stated capital account. 3.3 Where the Law permits the Company to refrain from transferring any amount to a stated capital account, that amount need not be so transferred; but the Directors may, if they think fit, nevertheless cause all or any part of such amount to be transferred to the relevant stated capital account. 3.4 The Company, may acting by the Directors, transfer an amount to a stated capital account of the Company from any other account of the Company. 3.5 Where, for the purposes of Article 3.2.2, the Directors are to determine the value of any "cause" received by the Company, they may rely on such indicator or indicators of value as appear to them to be reasonable and practicable in the circumstances. 4. ALTERATION OF SHARE CAPITAL 4.1 The Company may by Special Resolution alter its share capital as stated in the Memorandum of Association so as to increase or reduce the number of shares which it is authorised to issue or consolidate all or any part of its shares (whether issued or not) into more shares or divide all or any part of its shares (whether issued or not) into fewer shares and may generally make such other alteration to its share capital as is from time to time permitted by the Law. 4.2 Any new shares created on an increase or other alteration of share capital shall be issued upon such terms and conditions as the Company may by Ordinary Resolution determine. 4.3 Any capital raised by the creation of new shares shall, unless otherwise provided by the conditions of issue of the new shares, be considered as part of the original capital and the new shares shall be subject to the provisions of these Articles with reference to the payment of calls, transfer and transmission of shares, lien or otherwise applicable to the existing shares in the Company.

10 4.4 The Company may reduce its capital accounts in any way permitted by the Law. 5. VARIATION OF RIGHTS 5.1 Whenever the capital of the Company is divided into different classes of shares the special rights attached to any class may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding up with the sanction of a Special Resolution passed at a separate meeting of the Holders of shares of that class. 5.2 To every such separate meeting all the provisions of these Articles and of the Law relating to general meetings of the Company or to the proceedings thereat shall apply mutatis mutandis except that: 5.2.1 the quorum at any such meeting (other than an adjourned meeting) shall be two qualifying persons Present and entitled to vote thereat representing at least one-third in number of the issued shares of the class; 5.2.2 at an adjourned meeting the quorum shall be one qualifying person entitled to vote thereat; 5.2.3 every holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him; and 5.2.4 a poll may be demanded by any one holder of shares of the class whether Present in person or by proxy. 5.3 The special rights conferred upon the Holders of any shares or class of shares issued with preferred, deferred or other special rights shall (unless otherwise expressly provided by the conditions of issue of such shares) be deemed not to be varied by the creation or issue of further shares ranking ahead, after or pari passu therewith. The rights conferred upon the holders of Ordinary Shares shall be deemed not to be varied by the creation or issue of any Preferred Shares or any other class of preferred or preference share with such special rights attaching to them as may be set out in a Statement of Rights or other terms of issue or the redemption or conversion of Preferred Shares of any class or preferred or preference shares of any class in accordance with the applicable Statement of Rights or other terms of issue. The rights conferred upon the holders of Ordinary Shares shall be deemed not to be varied by the conversion and redemption of Ordinary Shares in accordance with Article 2.14 or any purchase or redemption by the Company of its own shares.

11 6. REGISTER OF MEMBERS 6.1 The Directors shall maintain or cause to be maintained a Register in the manner required by the Law. The Register shall be kept at the Office or at such other place in the Island of Jersey as the Directors from time to time determine. In each year the Directors shall prepare or cause to be prepared and filed an annual return containing the particulars required by the Law. 6.2 The Company shall not be required to enter the names of more than four joint Holders in the Register. 7. SHARE CERTIFICATES 7.1 Every Member shall be entitled on application to the Company in Writing: 7.1.1 without payment upon becoming the Holder of any shares to one certificate for all the shares of each class held by him and upon transferring a part only of the shares comprised in a certificate to a new certificate for the remainder of the shares so comprised; or 7.1.2 upon payment of such reasonable sum for each certificate as the Directors shall from time to time determine to several certificates each for one or more of his shares of any class. 7.2 Following an application to the Company in Writing by the Member pursuant to Article 7.1, a certificate shall be issued within two Months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) and shall be executed by the Company. A certificate may be executed: 7.2.1 if the Company has a Seal, by causing a seal of the Company to be affixed to the certificate in accordance with these Articles; or 7.2.2 whether or not the Company has a Seal, by the signature on behalf of the Company of two Directors or one Director and the Secretary or two authorised persons and such signature may be affixed to any certificate by facsimile or any other electronic or mechanical means, or by printing the signature on it. 7.3 Every certificate shall further specify the shares to which it relates and the amount Paid Up thereon and, if so required by the Law, the distinguishing numbers of such shares. 7.4 The Company shall not be bound to issue more than one certificate in respect of a share held jointly by several Persons and delivery of a certificate for a share to one of several joint Holders shall be sufficient delivery to all such Holders.

12 7.5 If a share certificate shall be worn out, defaced, lost or destroyed a duplicate certificate may be issued on payment of such reasonable fee and on such terms (if any) as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in relation thereto as the Directors think fit. 8. LIEN 8.1 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company's lien (if any) on a share shall extend to all dividends or other monies payable thereon or in respect thereof. The Directors may resolve that any share shall for such period as they think fit be exempt from the provisions of this Article. 8.2 The Company may sell in such manner as the Directors think fit any shares on which the Company has a lien but no sale shall be made unless the monies in respect of which such lien exists or some part thereof are or is presently payable nor until fourteen Clear Days have expired after a Notice stating and demanding payment of the monies presently payable and giving Notice of intention to sell in default shall have been served on the Holder for the time being of the shares or the Person entitled thereto by reason of the death, bankruptcy or incapacity of such Holder. 8.3 To give effect to any such sale the Directors may authorise some Person to execute an instrument of transfer of the shares sold to the purchaser thereof. The purchaser shall be registered as the Holder of the shares so transferred and he shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale. 8.4 The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability in respect of which the lien exists so far as the same is presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the Person entitled to the shares at the time of the sale. 9. CALLS ON SHARES 9.1 The Directors may subject to the provisions of these Articles and to any conditions of allotment from time to time make calls upon the Members in respect of any monies unpaid on their shares and each Member shall (subject to being given at least fourteen Clear Days' Notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. 9.2 A call may be required to be paid by instalments.

13 9.3 A call may before receipt by the Company of any sum due thereunder be revoked in whole or in part and payment of a call may be postponed in whole or in part. 9.4 A Person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made. 9.5 A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed. 9.6 The joint Holders of a share shall be jointly and severally liable to pay all calls and all other payments to be made in respect of such share. 9.7 If a sum called in respect of a share is not paid before or on the day appointed for payment thereof the Person from whom the sum is due may be required to pay interest on the sum from the day appointed for payment thereof to the time of actual payment at a rate determined by the Directors but the Directors shall be at liberty to waive payment of such interest wholly or in part. 9.8 Any sum which by or pursuant to the terms of issue of a share becomes payable upon allotment or at any fixed date shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by or pursuant to the terms of issue the same becomes payable and in case of non-payment all the relevant provisions of these Articles as to payment of interest, forfeiture, surrender or otherwise shall apply as if such sum had become due and payable by virtue of a call duly made and notified. 9.9 The Directors may on the issue of shares differentiate between the Holders as to the amount of calls to be paid and the times of payment. 9.10 The Directors may if they think fit receive from any Member an advance of monies which have not yet been called on his shares or which have not yet fallen due for payment. Such advance payments shall, to their extent, extinguish the liability in respect of which they are paid. The Company may pay interest on any such advance, at such rate as the Directors think fit, for the period covering the date of payment to the date (the "Due Date") when the monies would have been due had they not been paid in advance. For the purposes of entitlement to dividends, monies paid in advance of a call or instalment shall not be treated as paid until the Due Date. 10. FORFEITURE OF SHARES 10.1 If a Member fails to pay any call or instalment of a call on or before the day appointed for payment thereof the Directors may at any time thereafter during such time as any part of such call or instalment remains unpaid serve a Notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any costs,

14 charges and expenses which may have been incurred by the Company by reason of such non- payment. 10.2 The Notice shall name a further day (not earlier than the expiration of fourteen Clear Days from the date of service of such Notice) on or before which the payment required by the Notice is to be made and the place where payment is to be made and shall state that in the event of non- payment at or before the time appointed and at the place appointed the shares in respect of which the call was made will be liable to be forfeited. 10.3 If the requirements of any such Notice as aforesaid are not complied with any share in respect of which such Notice has been given may at any time thereafter before payment of all calls and interest due in respect thereof has been made be forfeited by a resolution of the Directors to that effect and such forfeiture shall include all dividends which shall have been declared on the forfeited shares and not actually paid before the forfeiture. 10.4 When any share has been forfeited in accordance with these Articles, Notice of the forfeiture shall forthwith be given to the Holder of the share or the Person entitled to the share by transmission as the case may be and an entry of such Notice having been given and of the forfeiture with the date thereof shall forthwith be made in the Register opposite to the entry of the share but no forfeiture shall be invalidated in any manner by any omission or neglect to give such Notice or to make such entry as aforesaid. 10.5 The Directors may, at any time after serving a Notice in accordance with Article 10.1, accept from the Member concerned the surrender of such shares as are the subject of the Notice, without the need otherwise to comply with the provisions of Articles 10.1 to 10.4. Any such shares shall be surrendered immediately and irrevocably upon the Member delivering to the Company the share certificate for the shares and such surrender shall also constitute a surrender of all dividends declared on the surrendered shares but not actually paid before the surrender. The Company shall, upon such surrender forthwith make an entry in the Register of the surrender of the share with the date thereof but no surrender shall be invalidated in any manner by any omission or neglect to make such entry as aforesaid. 10.6 A forfeited or surrendered share shall become the property of the Company and may be sold, re- allotted or otherwise disposed of either to the Person who was before forfeiture or surrender the Holder thereof or entitled thereto or to any other Person upon such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or other disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited or surrendered share is to be transferred to any Person the Directors may authorise some Person to execute an instrument of transfer of the share to that Person.

15 10.7 A Member whose shares have been forfeited or surrendered shall cease to be a Member in respect of the forfeited or surrendered shares and shall (if he has not done so already) surrender to the Company for cancellation the certificate for the shares forfeited or surrendered. Notwithstanding the forfeiture or the surrender such Member shall remain liable to pay to the Company all monies which at the date of forfeiture or surrender were presently payable by him in respect of those shares with interest thereon at the rate at which interest was payable before the forfeiture or surrender or at such rate as the Directors may determine from the date of forfeiture or surrender until payment, provided that the Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal. 10.8 A declaration under oath by a Director or the Secretary (or by an Officer of a corporate Secretary) that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts therein stated as against all Persons claiming to be entitled to the share. The declaration and the receipt of the Company for the consideration (if any) given for the share on the sale re-allotment or disposal thereof together with the certificate for the share delivered to a purchaser or allottee thereof shall (subject to the execution of an instrument of transfer if the same be so required) constitute good title to the share. The Person to whom the share is sold, re-allotted or disposed of shall be registered as the Holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in respect of the forfeiture, surrender, sale, re-allotment or disposal of the share. 11. TRANSFER OF SHARES 11.1 Save as otherwise permitted under the provisions of the Law, all transfers of shares shall be effected using an instrument of transfer. 11.2 Save as otherwise permitted under the provisions of the Law, the instrument of transfer of any share shall be in Writing in any usual common form or any form approved by the Directors. 11.3 The instrument of transfer of any share shall be Signed by or on behalf of the transferor and in the case of an unpaid or partly paid share by the transferee. The transferor shall be deemed to remain the Holder of the share until the name of the transferee is entered in the Register in respect thereof. 11.4 The Directors may in their absolute discretion and without assigning any reason therefor: 11.4.1 refuse to register any transfer of partly paid shares or any transfer of shares on which the Company has a lien; and 11.4.2 refuse to register any transfer if such transfer is:

16 (a) of shares that were not registered under the U.S. securities laws and such transfer is not being made pursuant to an exemption from registration under the U.S. securities laws; or (b) prohibited by the terms of any contract or undertaking to which the transferor is a party of which the Company is aware, but shall not otherwise refuse to register a transfer of shares made in accordance with these Articles. 11.5 The Directors may also refuse to register the transfer of a share unless the instrument of transfer: 11.5.1 is lodged at the Office or at such other place as the Directors may appoint accompanied by the certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer; 11.5.2 is in respect of only one class of shares; and 11.5.3 is in favour of not more than four transferees. 11.6 If the Directors refuse to register a transfer of a share, they shall within two Months after the date on which the instrument of transfer was lodged with the Company send to the proposed transferor and transferee Notice of the refusal. 11.7 All instruments of transfer relating to transfers of shares which are registered shall be retained by the Company but any instrument of transfer relating to transfers of shares which the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same. 11.8 The registration of transfers of shares or of transfers of any class of shares may not be suspended. 11.9 Unless otherwise decided by the Directors in their sole discretion, no fee shall be charged in respect of the registration of any instrument of transfer or other document relating to or affecting the title to any share. 11.10 In respect of any allotment of any share, the Directors shall have the same right to decline to approve the registration of any renouncee of any allottee as if the application to allot and the renunciation were a transfer of a share under these Articles.

17 12. TRANSMISSION OF SHARES 12.1 In the case of the death of a Member, the survivor or survivors where the deceased was a joint Holder and the executors or administrators of the deceased where he was a sole or only surviving Holder shall be the only Persons recognised by the Company as having any title to his interest in the shares but nothing in this Article shall release the estate of a deceased joint Holder from any liability in respect of any share which had been jointly held by him. 12.2 Any Person becoming entitled to a share in consequence of the death, bankruptcy or incapacity of a Member may, upon such evidence as to his title being produced as may from time to time be required by the Directors and subject as hereinafter provided, elect either to be registered himself as the Holder of the share or to have some Person nominated by him registered as the Holder thereof. 12.3 If the Person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a Notice Signed by him stating that he so elects. If he shall elect to have another Person registered he shall testify his election by an instrument of transfer of the share in favour of that Person. All the limitations restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such Notice or instrument of transfer as aforesaid as if it were an instrument of transfer executed by the Member and the death, bankruptcy or incapacity of the Member had not occurred. 12.4 A Person becoming entitled to a share by reason of the death, bankruptcy or incapacity of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the Holder of the share except that he shall not before being registered as the Holder of the share be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company provided always that the Directors may at any time give Notice requiring any such Person to elect either to be registered himself or to transfer the share and if the Notice is not complied with within one Month such Person shall be deemed to have so elected to be registered himself and all the restrictions on the transfer and transmission of shares contained in these Articles shall apply to such election. 13. GENERAL MEETINGS 13.1 The Company shall in each calendar year hold a general meeting as its Annual General Meeting at such time and (in the case of a physical meeting, whether or not Virtual Attendance is permitted) place as may be determined by the Directors. 13.2 The above mentioned general meeting shall be called the "Annual General Meeting". All other general meetings shall be called "Extraordinary General Meetings".

18 13.3 The Directors may whenever they think fit, and upon a requisition of Members made in accordance with the Law the Directors shall, convene an Extraordinary General Meeting of the Company. 13.4 At any Extraordinary General Meeting called pursuant to a requisition unless such meeting is called by the Directors no business other than that stated in the requisition as the objects of the meeting shall be transacted. 14. CLASS MEETINGS Save as otherwise provided in these Articles or in any Statement of Rights, all the provisions of these Articles and of the Law relating to general meetings of the Company and to the proceedings thereat shall apply mutatis mutandis to every class meeting. A Director who is entitled to receive Notice of general meetings of the Company in accordance with Article 15.3 shall also be entitled, unless he has notified the Secretary in Writing of his contrary desire, to receive Notice of all class meetings. Subject to the provisions of these Articles and any Statement of Rights, at any class meeting the Holders of shares of the relevant class shall on a poll have one vote in respect of each share of that class held by them. 15. NOTICE OF GENERAL MEETINGS 15.1 At least fourteen Clear Days' Notice shall be given of every Annual General Meeting and of every Extraordinary General Meeting, including without limitation, every general meeting called for the passing of a Special Resolution. 15.2 A meeting of the Company shall notwithstanding that it is called by shorter Notice than that specified in Article 15.1 be deemed to have been duly called if it is so agreed: 15.2.1 in the case of an Annual General Meeting by all the Members entitled to attend and vote thereat; and 15.2.2 in the case of any other meeting by a majority in number of the Members having a right to attend and vote at the meeting being a majority together holding not less than ninety per cent in number of the shares giving that right. 15.3 Every Notice shall specify the day and the time of the meeting and the general nature of the business to be transacted and in the case of an Annual General Meeting shall specify the meeting as such. The Notice shall also specify: 15.3.1 in the case of a physical meeting, the meeting place of the meeting; 15.3.2 in the case of a Virtual Meeting, the information required by Article 15.4; and

19 15.3.3 in the case of a physical meeting at which Virtual Attendance is permitted, the information required by Article 15.4 in respect of such Virtual Attendance. 15.4 The Notice of a general meeting to be held as a Virtual Meeting, or of a general meeting to be held as a physical meeting at which Virtual Attendance is permitted, shall specify in respect of attendance at such meeting by means of participating in a communication: 15.4.1 the means of communication by participating in which Persons are able to attend such meeting; 15.4.2 the manner in which such Persons may be required to authenticate their identity or eligibility so to attend such meeting; and 15.4.3 any special provisions in connection with the exercise of votes by such Persons who so attend such meeting. 15.5 Subject to the provisions of these Articles and to any restrictions imposed on any shares, Notice of every general meeting shall be given to all the Members, to all Persons entitled to a share in consequence of the death, bankruptcy or incapacity of a Member, to the Auditors (if any) and to every Director who has notified the Secretary in Writing of his desire to receive Notice of general meetings. 15.6 In every Notice calling a meeting of the Company, there shall appear with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not also be a Member. 15.7 The accidental omission to give Notice of a meeting to or the non-receipt of Notice of a meeting by any Person entitled to receive Notice shall not invalidate the proceedings at that meeting. 16. PROCEEDINGS AT GENERAL MEETINGS 16.1 The business of an Annual General Meeting shall be to receive and consider the accounts of the Company and the reports of the Directors and Auditors (if any), to elect Directors (if proposed), to elect Auditors (if proposed) and fix their remuneration, to sanction a dividend (if thought fit so to do) and to transact any other business of which Notice has been given by the Directors. 16.2 No business shall be transacted at any general meeting except the adjournment of the meeting unless a quorum of Members is Present at the time when the meeting proceeds to business. Such quorum shall consist of two qualifying persons Present and entitled to vote thereat representing at least one-third in number of the issued shares of the Company, unless each is a qualifying person only because he is appointed as proxy of a Member in relation to the meeting, and they are proxies of the same Member.

20 16.3 If a Member is by any means in communication with one or more other Members so that each Member participating in the communication can hear what is said by any other of them each Member so participating in the communication is deemed to be Present at a meeting with the other Members so participating notwithstanding that all the Members so participating are not Present together in the same place. A meeting at which any or all of the Members participate as aforesaid shall be deemed to be a general meeting of the Company for the purposes of these Articles notwithstanding any other provisions of these Articles and all of the provisions of these Articles and of the Law relating to general meetings of the Company and to the proceedings thereat shall apply mutatis mutandis to every such meeting. 16.4 If within half-an-hour from the time appointed for the meeting a quorum is not Present or if during the meeting a quorum ceases to be Present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such other time and place as the Directors shall determine and if at such adjourned meeting a quorum is not Present within half-an-hour from the time appointed for the holding of the meeting those Members Present shall constitute a quorum. 16.5 The chairman (if any) of the Directors shall preside as chairman at every general meeting of the Company or if there is no such chairman or if he shall not be Present within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors shall select one of their number to be chairman of the meeting. 16.6 If at any meeting no Director is willing to act as chairman or if no Director is Present within fifteen minutes after the time appointed for holding the meeting, the Members Present shall choose one of their number to be chairman of the meeting. 16.7 The chairman may without the consent of any meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more Notice of the adjourned meeting shall be given as in the case of the original meeting. Save as aforesaid it shall not be necessary to give any Notice of any adjourned meeting or of the business to be transacted at an adjourned meeting. 16.8 At any general meeting a resolution put to the vote of the meeting shall be decided on a poll unless the chairman decides that any particular resolution should be determined in the first instance on a show of hands in which case a poll may be subsequently demanded and required after the show of hands vote is taken by a majority on a show of hands of those present at the meeting. 16.9 Unless a poll is duly demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive

21 evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution. 16.10 If a poll is duly demanded, it shall be taken at such time and in such manner as the chairman directs and the results of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded. 16.11 In the event of an equality of votes at any general meeting, the chairman shall not be entitled to a second or casting vote. 16.12 A poll demanded on the election of the chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such day and at such time and place as the chairman directs not being more than twenty-one days after the poll is demanded. 16.13 A demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded. 16.14 The Members may not pass Ordinary or Special Resolutions in Writing and any written resolutions of the Members shall be void and of no effect. 16.15 The Company may make arrangements for Virtual Attendance and Virtual Meetings at any general meeting. The above provisions in respect of general meetings shall apply with such adjustments that the Board of Directors deems appropriate to accommodate the requirements and circumstances of providing for a Virtual Meeting or attending by Virtual Attendance at any general meeting. 17. VOTES OF MEMBERS 17.1 Subject to any special rights restrictions or prohibitions as regards voting for the time being attached to any shares as may be specified in the terms of issue thereof, any Statement of Rights or these Articles: 17.1.1 on a show of hands, every Member Present including by proxy shall have one vote; and 17.1.2 on a poll, every Member Present (including by proxy) shall have one vote for each share of which he is the Holder. 17.2 In determining the number of votes cast for or against a proposal or a nominee, shares abstaining from voting on any resolution and votes by a broker that have not been directed by the beneficial owner to vote on any resolution in any particular manner will be counted for purposes of determining a quorum, but not for purposes of determining the number of votes cast.

22 17.3 In the case of joint Holders of any share such Persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether personally or by proxy in their name. In default of such election the Person whose name appears first in order in the Register in respect of such share shall be the only Person entitled to vote in respect thereof. 17.4 A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Island of Jersey or elsewhere) in matters concerning legal incapacity or interdiction may vote, whether on a show of hands or a poll, by his attorney, curator, receiver or other Person authorised in that behalf appointed by that court and any such attorney, curator, receiver or other Person may vote by proxy. Evidence to the satisfaction of the Directors of the authority of such attorney, curator, receiver or other Person may be required by the Directors prior to any vote being exercised by such attorney, curator, receiver or other Person. 17.5 No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company of which he is Holder or one of the joint Holders have been paid. 17.6 No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive. 17.7 On a poll or a show of hands, votes may be given either personally or by proxy. 17.8 The instrument appointing a proxy shall be in any usual form or in any other form which the Board of Directors may approve. Subject thereto, the appointment of a proxy may be: 17.8.1 in hard copy form; or 17.8.2 in electronic form, to the electronic address provided by the Company for this purpose. 17.9 The appointment of a proxy, whether made in hard copy form or in electronic form, shall be executed in such manner as may be approved by or on behalf of the Company from time to time. Subject thereto, the appointment of a proxy shall be executed by the appointor or any person duly authorised by the appointor or, if the appointor is a corporation, executed by a duly authorised person or under its common seal or in any other manner authorised by its constitution. 17.10 The Board of Directors may, if it thinks fit, but subject to the provisions of the Law, at the Company's expense, send hard copy forms of proxy (with or without provision for their return prepaid) by post or otherwise for use at the meeting and issue invitations in electronic form to appoint a proxy in relation to the meeting in such form as may be approved by the Board of

23 Directors. The appointment of a proxy shall not preclude a Member from attending and voting in person at the meeting or poll concerned. A Member may appoint more than one proxy to attend on the same occasion, provided that each such proxy is appointed to exercise the rights attached to a different share or shares held by that Member. 17.11 The instrument appointing a proxy shall: 17.11.1 if in hard copy form, be deposited at the Office or at such other place as is specified for that purpose by the Notice convening the meeting or in any form of proxy sent by or on behalf of the Company in relation to the meeting no later than the time specified in the notice calling the meeting at which at which the Person named in the instrument proposes to vote (such time as determined by the Board of Directors in accordance with the Law); 17.11.2 if in electronic form, be received at any address to which the appointment of a proxy may be sent by electronic means pursuant to the provisions of the Law or these Articles or to any other address, or in such other manner specified in accordance with Article 17.8, specified by or on behalf of the Company for the purpose of receiving the appointment of a proxy in electronic form by the Notice convening the meeting; or in any form of proxy sent by or on behalf of the Company in relation to the meeting; or in any invitation to appoint a proxy issued by the Company in relation to the meeting; or on a website that is maintained by or on behalf of the Company and identifies the Company, no later than the time specified in the notice calling the meeting at which at which the Person named in the instrument proposes to vote (such time as determined by the Board of Directors in accordance with the Law); 17.11.3 in the case of a poll taken more than forty-eight hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than twenty-four hours before the time appointed for taking the poll; or 17.11.4 where the poll is not taken forthwith but is taken not more than forty-eight hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or the Secretary or to any Director. 17.12 Subject to the provisions of the Law, where the appointment of a proxy is expressed to have been or purports to have been made, sent or supplied by a person on behalf of the holder of a share: 17.12.1 the Company may treat the appointment as sufficient evidence of the authority of that person to make, send or supply the appointment on behalf of that holder; and 17.12.2 that holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of reasonable evidence of the authority under which the

24 appointment has been made, sent or supplied (which may include a copy of such authority certified notarially or in some other way approved by the Board of Directors) to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment may be treated as invalid. 17.13 A proxy appointment which is not delivered or received in accordance with Article 17.11 shall be valid only if it is approved by the Directors. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one that was last delivered or received shall be treated as replacing or revoking the others as regards that share, provided that if the Company determines that it has insufficient evidence to decide whether or not a proxy appointment is in respect of the same share, it shall be entitled to determine which proxy appointment (if any) is to be treated as valid. Subject to the Law, the Company may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles. 17.14 A proxy appointment shall be deemed to entitle the proxy to exercise all or any of the appointing Member's rights to attend and to speak and vote at a meeting of the Company in respect of the shares to which the proxy appointment relates. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates. 17.15 The Company shall not be required to check whether a proxy or corporate representative votes in accordance with any instructions given by the Member by whom s/he is appointed. Any failure to vote as instructed shall not invalidate the proceedings on the resolution. 17.16 The Board of Directors may specify in the notice convening the meeting such other regulations as they think fit: (a) permitting a copy of any such proxy, power of attorney or other authority to be deposited in any manner or form in place of the original, including by email or other electronic form; and (b) requiring any such copy to be certified as a true copy in any manner or form. 17.17 Any corporation which is a Member of the Company (in this Article the grantor) may, by resolution of its directors or other governing body, authorise such persons as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A director, the secretary or other person authorised for the purpose by the secretary may require all or any of such persons to produce a certified copy of the resolution of authorisation before permitting him/her to exercise his/her powers. Such persons are entitled to exercise (on behalf of the grantor) the same powers as the grantor could exercise if it were an individual member of the Company. 17.18 The termination of the authority of a person to act as a proxy or duly authorised representative of a corporation does not affect:

25 17.18.1 whether s/he counts in deciding whether there is a quorum at a meeting; 17.18.2 the validity of a poll demanded by him/her at a meeting; or 17.18.3 the validity of a vote given by that person, unless notice of the termination was either delivered or received as mentioned in the following sentence at least three hours before the start of the relevant meeting or adjourned meeting or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of termination shall be either by means of a document in hard copy form delivered to the office or to such other place as may be specified by or on behalf of the Company in accordance with Article 17.11.1 or in electronic form received at the address specified by or on behalf of the Company in accordance with Article 17.11.2, regardless of whether any relevant proxy appointment was effected in hard copy form or in electronic form. 18. DIRECTORS 18.1 The Directors shall determine the maximum and minimum number of Directors. 18.2 The Directors shall be divided into three classes of Directors, designated as "Class I", "Class II" and "Class III", respectively (each a "Class"). The Board of Directors is authorized to assign members of the Board of Directors already in office to such Classes at the time the classification becomes effective. The Board of Directors is also authorized to assign any persons who take office as Directors after the date hereof to any such Class; provided, however, that the Classes are as close to equal size as possible. 18.3 In the event of any increase in the number of Directors, the newly created directorships resulting from such increase shall be apportioned by the Board of Directors among the Classes of Directors so as to maintain such Classes as nearly equal as possible. No decrease in the number of Directors shall shorten the term of any incumbent Director. 18.4 A Director need not be a Member but provided he has notified the Secretary in Writing of his desire to receive Notice of general meetings in accordance with Article 15.3 he shall be entitled to receive Notice of any general meeting and, subject to Article 14, all separate meetings of the Holders of any class of shares in the Company. Whether or not a Director is entitled to receive such Notice, he may nevertheless attend and speak at any such meeting. 19. ALTERNATE DIRECTORS 19.1 Any Director (other than an alternate Director) may at his sole discretion and at any time and from time to time appoint any other Director or any other Person (other than one disqualified or ineligible by law to act as a director of a company) as an alternate Director to attend and vote in

26 his place at any meetings of Directors at which he is not personally present, subject to applicable law. Each Director shall be at liberty to appoint under this Article more than one alternate Director provided that only one such alternate Director may at any one time act on behalf of the Director by whom he has been appointed. 19.2 An alternate Director while he holds office as such shall be entitled to receive Notice (which need not be in Writing) of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a Member and to attend and to exercise all the rights and privileges of his appointor at all such meetings at which his appointor is not personally present and generally to perform all the functions of his appointor as a Director in his absence. 19.3 An alternate Director shall ipso facto vacate office if and when his appointment expires or the Director who appointed him ceases to be a Director of the Company or removes the alternate Director from office by Notice under his hand served upon the Company. 19.4 An alternate Director shall be entitled to be paid all travelling and other expenses reasonably incurred by him in attending meetings. The remuneration (if any) of an alternate Director shall be payable out of the remuneration payable to the Director appointing him as may be agreed between them. 19.5 Where a Director acts as an alternate Director for another Director he shall be entitled to vote for such other Director as well as on his own account, but no Director shall at any meeting be entitled to act as alternate Director for more than one Director. 19.6 A Director who is also appointed an alternate Director shall be considered as two Directors for the purpose of making a quorum of Directors when such quorum shall exceed two. 20. POWERS OF DIRECTORS 20.1 The business of the Company shall be managed by the Directors who may pay all expenses incurred in promoting and registering the Company and may exercise all such powers of the Company as are not by the Law or these Articles required to be exercised by the Company in general meeting. 20.2 The Directors' powers shall be subject to the provisions of these Articles, to the provisions of the Law and to such regulations (being not inconsistent with the aforesaid regulations or provisions) as may be prescribed by the Company in general meeting pursuant to a Special Resolution but no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if such regulations had not been made. 20.3 The Directors may by power of attorney, mandate or otherwise appoint any Person to be the agent of the Company for such purposes and on such conditions as they determine including authority for the agent to delegate all or any of his powers.

27 21. DELEGATION OF DIRECTORS' POWERS 21.1 The Directors may delegate any of their powers to committees consisting of such Director or Directors or such other Persons as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors. 21.2 The meetings and proceedings of any such committee consisting of one or more Persons shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are applicable and are not superseded by any regulations made by the Directors under this Article. 22. APPOINTMENT OF DIRECTORS 22.1 Subject to the provisions of Articles 19.1, 23.2 and 27.9 only the Directors shall have power at any time and from time to time to appoint any person to be a Director as an addition to the existing Directors and vacancies on the Board of Directors resulting from death, disability, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of Directors may be filled solely by a majority of the Directors then in office. Subject to Article 23, any Director appointed in accordance with the preceding sentence shall hold office for a term that shall coincide with the remaining term of the Class to which the Director shall have been appointed and until such Director's term expires or until his or her term otherwise ends in accordance with these Articles. 22.2 In respect of the retirement of Directors: 22.2.1 at the first Annual General Meeting of the Company following Closing, each Director in Class I shall retire from office but shall be eligible for re-appointment by Ordinary Resolution of the Company at such Annual General Meeting and, in each case, where such director is so re-appointed, they shall be entitled to serve until the third Annual General Meeting of the Company falling after the first Annual General Meeting, at which stage the Director shall retire from office but shall be eligible for further re-appointment; 22.2.2 at the second Annual General Meeting of the Company following Closing, each Director in Class II shall retire from office but shall be eligible for re-appointment by Ordinary Resolution of the Company at such Annual General Meeting and, in each case, where such Director is so re-appointed, they shall be entitled to serve until the third Annual General Meeting of the Company falling after the second Annual General Meeting, at which stage the Director shall retire from office but shall be eligible for further re- appointment; 22.2.3 at the third Annual General Meeting of the Company following Closing, each Director in Class III shall retire from office but shall be eligible for re-appointment by Ordinary

28 Resolution of the Company at such Annual General Meeting and, in each case, where such Director is so re-appointed, they shall be entitled to serve until the third Annual General Meeting of the Company falling after the third Annual General Meeting, at which stage the Director shall retire from office but shall be eligible for further re- appointment; 22.2.4 at each succeeding Annual General Meeting of the Company following the third Annual General Meeting of the Company following Closing, Directors shall be elected to serve for a term of three years to succeed the Directors of the Class whose terms expire at such Annual General Meeting. 22.3 Subject to the provisions of these Articles, a Director shall remain a member of the Class of Directors to which he or she was assigned in accordance with Article 18.2. The initial terms of each class of Directors shall expire as set forth in Article 22.2, subject to such Director's earlier death, resignation, disqualification or removal in accordance with Article 23.1. 22.4 A retiring Director who is not re-elected shall retain office until the close of the meeting at which he retires. 22.5 If the Company, at any meeting at which a Director retires in accordance with these Articles, does not fill the office vacated by such Director, the retiring Director, if willing to act, shall be deemed to be re-elected, unless at the meeting a resolution is passed not to fill the vacancy or to elect another person in his place or unless the resolution to re-elect him is put to the meeting and lost. 22.6 Where the number of persons validly proposed for election or re-election as a Director is greater than the number of Directors to be elected, the persons receiving the most votes (up to the number of Directors to be elected) shall be elected as Directors and an absolute majority of the votes cast shall not be a pre-requisite to the election of such Directors. 22.7 No more than one hundred and fifty and at least ninety Clear Days' Notice expiring on the anniversary of the preceding annual general meeting of the Company and containing the information set out in Article 22.9 shall be given to the Company of the intention of any Member or Members holding at least one-tenth of the total voting rights of the Members who have the right to vote at general meetings to propose any person for election to the office of Director at the annual general meeting in that year provided always that the chairman of such meeting or the Board of Directors may waive the said notice and submit to the meeting the name of any person duly qualified and willing to act and provided that in the event that the date of any such meeting is advanced more than thirty days prior to such anniversary date or delayed more than seventy days after such anniversary date such notice must be received by the Company no earlier than one hundred and twenty days prior to any meeting and no later than the later of seventy

29 days prior to the date of the meeting or the tenth day following the day on which public announcement of the date of the meeting was first made by the Company. 22.8 In no event shall the adjournment or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of Notice as described in Article 22.7 above. 22.9 Notice to the Company from any relevant Member or Members sent pursuant to Article 22.7 shall set forth each person whom the Member or Members propose to nominate for election or re-election as a Director and all information relating to such person that is disclosed in solicitations of proxies for election of Directors in accordance with Regulation 14A under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") (including, without limitation, such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected). 22.10 At the request of the Board of Directors, any person nominated by the Board of Directors for election as a Director shall furnish to the Company the information that is required to be set forth in a Member's notice set out in Article 22.9 that pertains to the nominee. No person shall be eligible to be nominated by a Member to serve as a Director unless nominated in accordance with the procedures set forth in this Article 22. The chairman of the annual general meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed hereby, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions, unless otherwise required by Law, if the Member (or a qualified representative of the Member) does not appear at any such meeting of the Company to present a nomination such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Company and counted for purposes of determining a quorum. For purposes of this Article 22.10, to be considered a qualified representative of the Member, a person must be a duly authorised officer, manager or partner of such Member or must be authorised in Writing by such Member or an electronic transmission delivered by such Member to act for such Member as proxy at the meeting of Members and such person must produce such Writing or electronic transmission, or a reliable reproduction of the Writing or electronic transmission, at the meeting. 22.11 Without limiting the foregoing provisions, a Member shall also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder with respect to the matters set forth in this Article 23 provided that any references in these Articles to the Exchange Act or such rules and regulations are not intended to and shall not limit any requirements applicable to nominations pursuant to this Article 22, and compliance with this Article 22 shall be the exclusive means for a Member to make nominations.

30 22.12 The Company shall keep or cause to be kept a register of particulars with regard to its Directors in the manner required by the Law. 23. RESIGNATION, DISQUALIFICATION AND REMOVAL OF DIRECTORS 23.1 The office of a Director shall be vacated if the Director: 23.1.1 resigns his office by Notice to the Company; 23.1.2 ceases to be a Director by virtue of any provision of the Law or he becomes prohibited or disqualified by law from being a Director; 23.1.3 becomes personally Bankrupt or makes any arrangement or composition with his creditors generally; 23.1.4 becomes of unsound mind; 23.1.5 is removed from office by Special Resolution of the Company as a result of: (a) the Director's conviction (with a nolo contendere plea deemed to be a conviction) of a serious felony involving: (i) moral turpitude; or (ii) a violation of United States federal or state securities laws, but specifically excluding any conviction based entirely on vicarious liability; or (b) the Director's commission of any material act of dishonesty (such as embezzlement) resulting or intended to result in material personal gain or enrichment of such Director at the expense of the company or any of its subsidiaries and which act, if made the subject of criminal charges, would be reasonably likely to be charged as a felony, and for these purposes nolo contendere, felony and moral turpitude shall have the meanings given to them by the laws of the United States or any relevant state thereof and shall include any equivalent acts in any other jurisdiction; or 23.1.6 receives Notice signed by not less than three quarters of the other Directors stating that he should cease to be a Director. In calculating the number of Directors who are required to give Notice to the Director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a Director and any alternate director appointed by him and acting in his capacity as such shall constitute a single Director for this purpose, so that Notice by either shall be sufficient.

31 23.2 Notwithstanding any other provision of these Articles, whenever the holders of one or more classes or series of Preferred Shares shall have the right, voting separately as a class or series, to elect Directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the Statement of Rights applicable thereto, and such Directors so elected shall not be subject to the provisions of Articles 22 and 23 unless otherwise provided therein. 24. REMUNERATION AND EXPENSES OF DIRECTORS 24.1 The Directors shall be entitled to such remuneration as the Directors (or any committee of Directors) may determine subject to any limitation as the Company may by Ordinary Resolution determine. 24.2 The Directors shall be paid out of the funds of the Company their travelling, hotel and other expenses reasonably, properly and necessarily incurred by them in connection with their attendance at meetings of the Directors or Members or otherwise in connection with the discharge of their duties. 25. EXECUTIVE DIRECTORS 25.1 The Directors may from time to time appoint one or more of their number to the office of managing director or to any other executive office under the Company on such terms and for such periods as they may determine. 25.2 The appointment of any Director to any executive office shall be subject to termination if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company. 25.3 The Directors may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Directors upon such terms and conditions and with such restrictions as they think fit and either collaterally with or to the exclusion of their own powers and may from time to time revoke withdraw alter or vary all or any of such powers. 26. DIRECTORS' INTERESTS 26.1 A Director who has, directly or indirectly, a material interest in a transaction entered into or proposed to be entered into by the Company or by a subsidiary of the Company which to a material extent conflicts or may conflict with the interests of the Company and of which he is aware, shall disclose to the Company the nature and extent of his interest. 26.2 For the purposes of Article 26.1: 26.2.1 the disclosure shall be made at the first meeting of the Directors at which the transaction is considered after the Director concerned becomes aware of the

32 circumstances giving rise to his duty to make it or, if for any reason he fails to do so at such meeting, as soon as practical after the meeting, by Notice in Writing delivered to the Secretary; 26.2.2 the Secretary, where the disclosure is made to him shall inform the Directors that it has been made and shall in any event table the Notice of the disclosure at the next meeting after it is made; 26.2.3 a disclosure to the Company by a Director in accordance with Article 26.1 that he is to be regarded as interested in a transaction with a specified Person is sufficient disclosure of his interest in any such transaction entered into after the disclosure is made; and 26.2.4 any disclosure made at a meeting of the Directors shall be recorded in the minutes of the meeting. 26.3 Subject to the provisions of the Law, a Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to tenure of office, remuneration and otherwise as the Directors may determine. 26.4 Subject to the provisions of the Law, and provided that he has disclosed to the Company the nature and extent of any of his material interests in accordance with Article 26.1, a Director notwithstanding his office: 26.4.1 may be a party to or otherwise interested in any transaction or arrangement with the Company or in which the Company is otherwise interested; 26.4.2 may be a director or other officer of or employed by or a party to any transaction or arrangement with or otherwise interested in any body corporate promoted by the Company or in which the Company is otherwise interested; 26.4.3 shall not by reason of his office be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit; and 26.4.4 may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33 27. PROCEEDINGS OF DIRECTORS 27.1 The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. 27.2 A Director may at any time, and the Secretary at the request of a Director shall summon a meeting of the Directors by giving to each Director and alternate Director not less than twenty-four hours' Notice of the meeting provided that any meeting may be convened at shorter Notice and in such manner as each Director or his alternate Director shall approve and provided further that unless otherwise resolved by the Directors Notices of Directors' meetings need not be in Writing. 27.3 Questions arising at any meeting shall be determined by a majority of votes. 27.4 In the case of an equality of votes, the chairman shall not have a second or casting vote. 27.5 A Director who is also an alternate Director shall be entitled to a separate vote for each Director for whom he acts as alternate in addition to his own vote. 27.6 A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be such number that represents a majority of the Directors then in office. For the purposes of this Article and subject to the provisions of Article 27.7 an alternate Director shall be counted in a quorum but so that not less than two individuals will constitute the quorum. 27.7 A Director notwithstanding his interest may be counted in the quorum present at any meeting at which any contract or arrangement in which he is interested is considered and, provided he has made the disclosure required by Article 26.1, he may vote in respect of any such contract or arrangement except those concerning his own terms of appointment. 27.8 If a Director is by any means in communication with one or more other Directors so that each Director participating in the communication can hear what is said by any other of them each Director so participating in the communication is deemed to be present at a meeting with the other Directors so participating notwithstanding that all the Directors so participating are not present together in the same place. 27.9 The continuing Directors or Director may act notwithstanding any vacancies in their number but if the number of Directors is less than the number fixed as the quorum or becomes less than the number required by the Law, the continuing Directors or Director may act only for the purpose of filling vacancies or of calling a general meeting of the Company. If there are no Directors or no Director is able or willing to act, then any Member or the Secretary may summon a general meeting for the purpose of appointing Directors.

34 27.10 The Directors may from time to time elect from their number, and remove, a chairman and/or deputy chairman and/or vice-chairman of the Board of Directors and determine the period for which they are to hold office. 27.11 The chairman, or in his absence the deputy chairman, or in his absence the vice-chairman, shall preside at all meetings of the Directors but if no such chairman, deputy chairman or vice-chairman be elected or if at any meeting the chairman, deputy chairman or vice-chairman be not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be the chairman of the meeting. 27.12 A resolution in Writing Signed by all the Directors entitled to receive Notice of a meeting of Directors or of a committee of Directors shall be valid and effectual as if it had been passed at a meeting of the Directors or of a committee of Directors duly convened and held and may consist of several documents in like form each Signed by one or more Directors but a resolution Signed by an alternate Director need not also be Signed by his appointor and if it is Signed by a Director who has appointed an alternate Director it need not be Signed by the alternate Director in that capacity. 27.13 All acts done bona fide by any meeting of Directors or of a committee appointed by the Directors or by any Person acting as a Director shall notwithstanding that it is afterwards discovered that there was some defect in the appointment of any such Director or committee or Person acting as aforesaid or that they or any of them were disqualified or had vacated office or were not entitled to vote be as valid as if every such Person had been duly appointed and was qualified and had continued to be a Director or a member of a committee appointed by the Directors and had been entitled to vote. 28. MINUTE BOOK 28.1 The Directors shall cause to be entered in books kept for the purpose: 28.1.1 the minutes of all proceedings at general meetings, class meetings, Directors' meetings and meetings of committees appointed by the Directors; 28.1.2 all resolutions in Writing passed in accordance with these Articles; and 28.1.3 all such other records as are from time to time required by the Law or, in the opinion of the Directors, by good practice to be minuted or retained in the books of the Company. 28.2 Any minutes of a meeting if purporting to be Signed by the chairman of the meeting at which the proceedings were had or by the chairman of the next succeeding meeting shall be conclusive evidence of the proceedings.

35 29. SECRETARY 29.1 Subject to the provisions of the Law, the Secretary shall be appointed by the Directors for such term at such remuneration and upon such conditions as they may think fit and any Secretary so appointed may be removed by the Directors. 29.2 Anything required or authorised to be done by or to the Secretary may if the office is vacant or there is for any other reason no secretary capable of acting be done by or to any assistant or deputy secretary or if there is no assistant or deputy secretary capable of acting by or to any Person authorised generally or specifically in that behalf by the Directors. 29.3 The Company shall keep or cause to be kept at the Office a register of particulars with regard to its Secretary in the manner required by the Law. 30. THE SEAL 30.1 The Directors may determine that the Company shall have a Seal. Subject to the Law, if the Company has a Seal the Directors may determine that it shall also have an official seal for use outside of the Island and an official seal for sealing securities issued by the Company or for sealing documents creating or evidencing securities so issued. The Company is not required to have a Seal. 30.2 The Directors shall provide for the safe custody of all seals and no seal shall be used except by the authority of a resolution of the Directors or of a committee of the Directors authorised in that behalf by the Directors. 30.3 The Directors may from time to time make such regulations as they think fit determining the Persons and the number of such Persons who shall sign every instrument to which a seal is affixed and until otherwise so determined every such instrument shall be Signed by one Director and by the Secretary or by a second Director. 30.4 The Company may authorise an agent appointed for the purpose to affix any seal of the Company to a document to which the Company is a party. 31. AUTHENTICATION OF DOCUMENTS 31.1 Any Director or the Secretary or any Person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company (including the Memorandum of Association and these Articles), any resolutions passed by the Company or the Directors and any books, records, documents and accounts relating to the business of the Company and to certify copies thereof or extracts therefrom as true copies or extracts.

36 31.2 Where any books, records, documents or accounts of the Company are situated elsewhere than at the Office the local manager or other Officer or the company having the custody thereof shall be deemed to be a Person appointed by the Directors for the purposes set out in Article 31.1. 32. DIVIDENDS 32.1 Subject to each Statement of Rights and the provisions of the Law, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the Directors. 32.2 Subject to the provisions of the Law and any Statement of Rights, the Directors may, if they think fit from time to time pay to the Members such interim dividends as they may determine. 32.3 Subject to the provisions of the Law, these Articles and any Statement of Rights, if at any time the share capital of the Company is divided into different classes, the Directors may pay such interim dividends in respect of those shares which confer on the Holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the Holders thereof preferential rights with regard to dividend. 32.4 Subject to the provisions of the Law, the Directors may also pay half-yearly or at any other suitable intervals to be settled by them any dividend which may be payable at a fixed rate. 32.5 Provided the Directors act bona fide, they shall not incur any personal liability to the Holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights. 32.6 Subject to any particular rights or limitations as to dividend for the time being attached to any shares as may be specified in these Articles or in any Statement of Rights or upon which such shares may be issued, all dividends shall be declared apportioned and paid pro rata according to the amounts Paid Up on the shares on which the dividend is paid (otherwise than in advance of calls); provided that if any share is issued on terms providing that it shall rank for dividend as if Paid Up (in whole or in part) or as from a particular date (either past or future) such share shall rank for dividend accordingly. 32.7 The Directors may, before recommending any dividend set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors be applicable for any purpose to which such sums may be properly applied and pending such application may at the like discretion be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. 32.8 The Directors may carry forward to the account of the succeeding year or years any balance which they do not think fit either to dividend or to place to reserve.

37 32.9 A general meeting declaring a dividend, may upon the recommendation of the Directors direct that payment of such dividend shall be satisfied wholly or in part by the distribution of specific assets and in particular of Paid-Up shares or debentures of any other company and the Directors shall give effect to such resolution. Where any difficulty arises in regard to the distribution the Directors may settle the same as they think expedient and in particular may: 32.9.1 issue certificates representing part of a shareholding or fractions of shares and may fix the value for distribution of such specific assets or any part thereof; 32.9.2 determine that cash payment shall be made to any Members on the basis of the value so fixed in order to adjust the rights of Members; 32.9.3 vest any specific assets in trustees upon trust for the Persons entitled to the dividend as may seem expedient to the Directors; and 32.9.4 generally make such arrangements for the allotment, acceptance and sale of such specific assets or certificates representing part of a shareholding or fractions of shares or any part thereof or otherwise as they think fit. 32.10 Any resolution declaring a dividend on the shares of any class whether a resolution of the Company in general meeting or a resolution of the Directors or any resolution of the Directors for the payment of a fixed dividend on a date prescribed for the payment thereof may specify that the same shall be payable to the Persons registered as the Holders of shares of the class concerned at the close of business on a particular date notwithstanding that it may be a date prior to that on which the resolution is passed (or as the case may be that prescribed for payment of a fixed dividend) and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any shares of the relevant class. 32.11 The Directors may deduct from any dividend or other monies payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company. 32.12 Any dividend or other monies payable in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the Member or Person entitled thereto and in the case of joint Holders to any one of such joint Holders or to such Person and to such address as the Holder or joint Holders may in Writing direct. Every such cheque or warrant shall be made payable to the order of the Person to whom it is sent or to such other Person as the Holder or joint Holders may in Writing direct and payment of the cheque or warrant shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the Person entitled to the money represented thereby.

38 32.13 All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. No dividend shall bear interest as against the Company. 32.14 Any dividend which has remained unclaimed for a period of ten years from the date of declaration thereof shall if the Directors so resolve, be forfeited and cease to remain owing by the Company and shall thenceforth belong to the Company absolutely. 33. CAPITALISATION OF PROFITS The Directors may with the authority of an Ordinary Resolution of the Company: 33.1 subject as hereinafter provided, resolve that it is desirable to capitalise any undistributed profits of the Company (including profits carried and standing to any reserve or reserves) not required for paying any fixed dividends on any shares entitled to fixed preferential dividends with or without further participation in profits or to capitalise any sum carried to reserve as a result of the sale or revaluation of the assets of the Company (other than goodwill) or any part thereof or to capitalise any sum standing to the credit of the Company's share premium account or capital redemption reserve fund; 33.2 appropriate the profits or sum resolved to be capitalised to the Members in the proportion in which such profits or sum would have been divisible amongst them had the same been applicable and had been applied in paying dividends and to apply such profits or sum on their behalf either in or towards paying up any amount for the time being unpaid on any shares held by such Members respectively or in paying up in full either at par or at such premium as the said resolution may provide any unissued shares or debentures of the Company such shares or debentures to be allotted and distributed credited as fully Paid Up to and amongst such Members in the proportions aforesaid or partly in one way and partly in the other provided that the share premium account and the capital redemption reserve fund and any unrealised profits may for the purposes of this Article only be applied in the paying up of unissued shares to be allotted to Members credited as fully Paid Up; 33.3 make all appropriations and applications of the profits or sum resolved to be capitalised thereby and all allotments and issues of fully paid shares or debentures if any and generally shall do all acts and things required to give effect thereto with full power to the Directors to make such provision by the issue of certificates representing part of a shareholding or fractions of shares or by payments in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions; and 33.4 authorise any Person to enter on behalf of all the Members entitled to the benefit of such appropriations and applications into an agreement with the Company providing for the allotment to them respectively credited as fully Paid Up of any further shares or debentures to which they

39 may be entitled upon such capitalisation and any agreement made under such authority shall be effective and binding on all such Members. 34. ACCOUNTS AND AUDIT 34.1 The Company shall keep accounting records which are sufficient to show and explain the Company's transactions and are such as to: 34.1.1 disclose with reasonable accuracy at any time the financial position of the Company at that time; and 34.1.2 enable the Directors to ensure that any accounts prepared by the Company comply with requirements of the Law. 34.2 The Directors shall prepare accounts of the Company made up to such date in each year as the Directors shall from time to time determine in accordance with and subject to the provisions of the Law. 34.3 No Member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by the Law or authorised by the Directors or by Ordinary Resolution of the Company. 34.4 The Directors shall deliver to the Registrar of Companies a copy of the accounts of the Company signed on behalf of the Directors by one of them together with a copy of the report thereon by the Auditors in accordance with the Law. 34.5 The Directors or the Company by Ordinary Resolution shall appoint Auditors for any period or periods to examine the accounts of the Company and to report thereon in accordance with the Law. 35. NOTICES 35.1 In the case of joint Holders of a share all Notices shall be given to that one of the joint Holders whose name stands first in the Register in respect of the joint holding and Notice so given shall be sufficient Notice to all the joint Holders. 35.2 A Notice, other document or information may be given or provided to any Person: (a) either personally; or (b) by sending it: (i) by post to it at its registered address; (ii) by electronic means to the address specified for that purpose by the intended recipient (generally or specifically); or (iii) by such other means as the Company may in its absolute discretion determine. Where a Notice, other document or information is sent: 35.2.1 by post, service of the Notice, other document or information shall be deemed to be effected by properly addressing prepaying and posting a letter containing or

40 accompanied by the Notice, other document or information and to have been effected one Clear Day after the day it was posted; 35.2.2 in electronic form, service of the Notice, other document or information shall be deemed to be effected by properly addressing and sending it in such electronic form (as the case may be by or by attachment to an email) and to have been effected one Clear Day after the day it was sent and shall be deemed received by the intended recipient on that day notwithstanding that the Company becomes aware that such Person has failed to receive such Notice, other document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such Notice, other document or information by post to that Person. 35.3 Any Member Present at any meeting of the Company shall for all purposes be deemed to have received due Notice of such meeting and where requisite of the purposes for which such meeting was convened. 35.4 Subject to Articles 35.5 and 35.10, the Directors may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic means for the sending of Notices, other documents (including forms of proxy appointment) or information by the Company to Members or Persons entitled by transmission and by Members or Persons entitled by transmission to the Company. 35.5 A Notice, other document or information may be given or provided by the Company to the Persons entitled to a share in consequence of the death, Bankruptcy or incapacity of a Member by sending or delivering it in any manner authorised by these Articles for the giving or providing of a Notice or other document or information to a Member addressed to them by name or by the title of representatives of the deceased or trustee of the Bankrupt or curator of the Member or by any like description at the address if any supplied for that purpose by the Persons claiming to be so entitled. Until such an address has been supplied a Notice, other document or information may be given or provided in any manner in which it might have been given or provided if the death, Bankruptcy or incapacity had not occurred. If more than one Person would be entitled to receive a Notice, other document or information in consequence of the death, Bankruptcy or incapacity of a Member, a Notice, other document or information given or provided to any one of such Persons shall be deemed for all purposes given or provided to all such Persons. 35.6 Notwithstanding any of the provisions of these Articles any Notice, other document or information to be given or provided by the Company to a Director or to a Member may be given or provided in any manner agreed in advance by any such Director or Member. 35.7 Any amendment or revocation of a notification given to the Company or agreement under this Article shall only take effect if in Writing, signed (or authenticated by electronic means) by the Member and on actual receipt by the Company thereof.

41 35.8 A Notice or other document or information sent to the Company by electronic means shall not be treated as received by the Company if it is rejected by computer virus protection arrangements. 35.9 Where these Articles require or permit a Notice or other document to be authenticated by a person by electronic means, to be valid it must incorporate the electronic signature or personal identification details of that person, in such form as the Directors may approve, or be accompanied by such other evidence as the Directors may require to satisfy themselves that the document is genuine. 35.10 Where a member of the Company has received a Notice, other document or information from the Company otherwise than in hard copy form, it is entitled to require the Company to send to it a version of the Notice, other document or information in hard copy form within 21 days of the Company receiving the request. 36. UNTRACED MEMBERS 36.1 The Company may sell, in such manner as the Board of directors may decide and at the best price it considers to be reasonably obtainable at that time, any share of a Member, or any share to which a Person is entitled by transmission if: 36.1.1 during a period of 12 years at least three cash dividends or other distributions have become payable in respect of the share to be sold and have been sent by the Company in accordance with these Articles; 36.1.2 during that period of 12 years no cash dividend or distribution payable in respect of the share has been claimed, no cheque, warrant, order or other payment for a dividend or distribution has been cashed, no dividend or distribution sent by means of a funds transfer system has been paid and no communication has been received by the Company from the member or the Person entitled by transmission to the share; 36.1.3 on or after the expiry of that period of 12 years the Company has published advertisements both in a national newspaper and in a newspaper circulating in the area in which the last known address of the Member or Person entitled by transmission to the share or the address at which notices may be given in accordance with these Articles is located, in each case giving notice of its intention to sell the share; and 36.1.4 during the period of three months following the publication of those advertisements and after that period until the exercise of the power to sell the share, the Company has not received any communication from the Member or the Person entitled by transmission to the share.

42 36.2 The Company's power of sale shall extend to any further share which, on or before the date of publication of the first of any advertisement pursuant to Article 36.1.3 above, is issued in right of a share to which Article 36.1 applies (or in right of any share to which this Article applies) if the conditions set out in Articles 36.1.2 to 36.1.4 are satisfied in relation to the further share (but as if the references to a period of 12 years were references to a period beginning on the date of allotment of the further share and ending on the date of publication of the first of the advertisements referred to above). 36.3 To give effect to any sale, the Board of directors may authorise some Person to transfer the share to, or as directed by, the purchaser, who shall not be bound to see to the application of the purchase money; nor shall the title of the new Holder to the share be affected by any irregularity in, or invalidity of, the proceedings relating to the sale. 36.4 The Company shall account to the person entitled to the share at the date of sale for a sum equal to the net proceeds of sale and shall be deemed to be his debtor, and not a trustee for him, in respect of them. 36.5 Pending payment of the net proceeds of sale to such person, the proceeds may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company, if any) as the Board of directors may from time to time decide. 36.6 No interest shall be payable in respect of the net proceeds and the Company shall not be required to account for any moneys earned on the net proceeds. 37. WINDING UP 37.1 Subject to any particular rights or limitations for the time being attached to any shares as may be specified in these Articles or in any Statement of Rights or upon which such shares may be issued if the Company is wound up, the assets available for distribution among the Members shall be applied first in repaying to the Members the amount Paid Up on their shares respectively and if such assets shall be more than sufficient to repay to the Members the whole amount Paid Up on their shares the balance shall be distributed among the Members in proportion to the amount which at the time of the commencement of the winding up had been actually Paid Up on their said shares respectively. 37.2 If the Company is wound up, the Company may with the sanction of a Special Resolution and any other sanction required by the Law divide the whole or any part of the assets of the Company among the Members in specie and the liquidator or where there is no liquidator the Directors may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members and with the like sanction vest the whole or any part of the assets in trustees upon such trusts for the benefit of the Members as the

43 liquidator or the Directors (as the case may be) with the like sanction determine but no Member shall be compelled to accept any assets upon which there is a liability. 38. INDEMNITY 38.1 To the fullest extent permitted by applicable law, every present and former Officer of the Company shall be indemnified out of the assets of the Company against any loss or liability incurred by him by reason of being or having been such an Officer. 38.2 The Directors may without sanction of the Company in general meeting authorise the purchase or maintenance by the Company for any Officer or former Officer of the Company of any such insurance as is permitted by the Law in respect of any liability which would otherwise attach to such Officer or former Officer. 39. FIXING RECORD DATE 39.1 For the purpose of determining Members entitled to Notice of or to vote at any meeting of Members or any adjournment thereof or in order to make a determination of Members for any other proper purpose including, without limitation, for any dividend, distribution, allotment or issue, the Directors may fix a date as the record date for any such determination of Members. 39.2 A record date for any dividend, distribution, allotment or issue may be on or at any time before any date on which such dividend, distribution, allotment or issue is paid or made and on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared. 39.3 If no record date is fixed for the determination of Members entitled to Notice of or to vote at a meeting of Members, the date on which Notice of the meeting is sent shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting has been made in the manner provided in this Article such determination shall apply to any adjournment thereof. 40. NON-APPLICATION OF STANDARD TABLE The regulations constituting the Standard Table prescribed pursuant to the Law shall not apply to the Company and are hereby expressly excluded in their entirety. 41. UNSUITABILITY For purposes of this Article 41, the following definitions apply. "Affiliate" (and derivatives of such term) with respect to any Person, has the meaning ascribed to such term under Rule 12b-2 promulgated by the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

44 "Affiliated Companies" means those partnerships, companies, limited liability companies, trusts or other entities directly or indirectly Affiliated or under common Ownership or Control with the Company including, without limitation, any subsidiary of the Company, holding company or intermediary company (as those or similar terms are defined under the Gambling Laws of any applicable Gambling Jurisdictions), in each case that is registered or licensed under applicable Gambling Laws. "Control" (and derivatives of such term) (i) with respect to any Person, shall have the meaning ascribed to such term under Rule 12b-2 promulgated by the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, (ii) with respect to any Interest, shall mean the possession, directly or indirectly, of the power to direct, whether by agreement, contract, agency or otherwise, the voting rights or disposition of such Interest, and (iii) as applicable, the meaning ascribed to the term "control" (and derivatives of such term) under the Gambling Laws of any applicable Gambling Jurisdictions. "Equity Interest" means any ordinary share or any other equity or voting securities of the Company, or securities exchangeable or exercisable for, or convertible into, such other equity or voting securities of the Company. "Gambling" or "Gambling Activities" means the conduct of gaming and gambling activities, race books and sports pools, or the use of gaming devices, equipment and supplies in the operation of a casino, simulcasting facility, card club or other enterprise, including, without limitation, slot machines, gaming tables, cards, dice, gaming chips, player tracking systems, cashless wagering systems, mobile gaming systems, inter-casino linked systems and related and associated equipment, supplies and systems. "Gambling Authorities" means all international, national, foreign, domestic, federal, state, provincial, regional, local, tribal, municipal and other regulatory and licensing bodies, instrumentalities, departments, commissions, authorities, boards, officials, tribunals and agencies with authority over or responsibility for the regulation of Gambling within any Gambling Jurisdiction. "Gambling Jurisdictions" means all jurisdictions, domestic and foreign, and their political subdivisions, in which Gambling Activities are or may be lawfully conducted, including, without limitation, all Gambling Jurisdictions in which the Company or any of its Affiliated Companies currently conducts, or may in the future conduct Gambling Activities. "Gambling Laws" means all laws, statutes and ordinances pursuant to which any Gambling Authority possesses regulatory, permit and licensing authority over the conduct of Gambling Activities, or the Ownership or Control of an Equity Interest in an entity which conducts Gambling Activities, in any Gambling Jurisdiction, all orders, decrees, rules and regulations promulgated thereunder, all written and unwritten policies of the Gambling Authorities and all written and

45 unwritten interpretations by the Gambling Authorities of such laws, statutes, ordinances, orders, decrees, rules, regulations and policies. "Gambling Licenses" shall mean all licenses, permits, certifications, approvals, orders, authorisations, registrations, findings of suitability, franchises, exemptions, waivers, concessions and entitlements issued by any Gambling Authority necessary for or relating to the conduct of Gambling Activities by any Person or the Ownership or Control by any Person of an Interest in an entity that conducts or may in the future conduct Gambling Activities. "Interest" means the ordinary shares or other securities of an entity or any other interest or financial or other stake therein, including, without limitation, the Equity Interests. "Own" or "Ownership" (and derivatives of such terms) shall mean (i) ownership of record, (ii) "beneficial ownership" as defined in Rule 13d-3 or Rule 16a-1(a)(2) promulgated by the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (but without regard to any requirement for a security or other Interest to be registered under Section 12 of the Securities Act of 1933, as amended), and (iii) as applicable, the meaning ascribed to the terms "own" or "ownership" (and derivatives of such terms) under the Gambling Laws of the relevant Gambling Jurisdiction. "Person" means an individual, company, limited liability company, partnership, association, trust or any other entity or organization, including, without limitation, a government or political subdivision or an agency or instrumentality thereof. "Purchase Price" means the fair value of the applicable Equity Interests based on the per share value of such Equity Interests as determined by the Board of Directors in good faith (it being agreed that in case of ordinary shares or shares conferring special or preferred rights of the Company that are listed on a national securities exchange, such fair value per share shall be the average of the Volume Weighted Average Share Price of such share for the twenty (20) consecutive trading days preceding the date on which the Transfer Notice in respect of such Equity Interests is delivered by the Company to the Unsuitable Person or Affiliate of such Unsuitable Person (as applicable), if such information is available). "Third-Party Transferees" shall mean one or more third parties designated by the Company (in its sole and absolute discretion) by written notice delivered to an Unsuitable Person or an Affiliate of an Unsuitable Person (as applicable) to purchase some or all of the Equity Interests to be automatically sold and transferred in accordance with a Transfer Notice. "Transfer" shall mean the sale and every other method, direct or indirect, of transferring or otherwise disposing of an Interest, or the Ownership, Control or possession thereof, or fixing a lien thereupon, whether absolutely or conditionally, voluntarily or involuntarily, by or without judicial

46 proceedings, as a conveyance, sale, payment, pledge, mortgage, lien, encumbrance, gift, security, or otherwise (including by merger or consolidation). "Transfer Date" means the date specified in the Transfer Notice as the date on which the Equity Interests Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person (as applicable) are to be automatically sold and transferred to the Company or one or more Third-Party Transferees in accordance with Article 41 or such other date determined by the Company in its sole and absolute discretion. "Transfer Notice" means that notice of transfer delivered by the Company to an Unsuitable Person or an Affiliate of an Unsuitable Person (as applicable) if a Gambling Authority so requires the Company, or if the Board of Directors deems it necessary or advisable, to cause such Unsuitable Person's or Affiliate's (as applicable) Equity Interests to be automatically sold and transferred pursuant to this Article 41. Each Transfer Notice shall set forth (i) the Transfer Date, (ii) the number and class/series of Equity Interests to be automatically sold and transferred, (iii) the Purchase Price with respect to each class/series of such Equity Interests, (iv) the place where any certificates for such Equity Interests shall be surrendered, and (v) any other requirements of surrender of the Equity Interests, including how certificates representing such Equity Interests are to be endorsed, if at all. "Unsuitable Person" means a Person who (i) fails or refuses to file any required application, or has withdrawn or requested the withdrawal of a pending required application, to be found suitable by any Gambling Authority or for any Gambling License, (ii) is denied or disqualified from eligibility for any Gambling License by any Gambling Authority, (iii) is determined by a Gambling Authority to be unsuitable or disqualified to Own or Control any Equity Interests, (iv) is determined by a Gambling Authority to be unsuitable to be Affiliated, associated or involved with a Person engaged in Gambling Activities in any Gambling Jurisdiction, (v) causes any Gambling License of the Company or any Affiliated Company to be lost, rejected, rescinded, suspended, revoked or not renewed by any Gambling Authority, or causes the Company or any Affiliated Company to be threatened by any Gambling Authority with the loss, rejection, rescission, suspension, revocation or non-renewal of any Gambling License (in each of (ii) through (v) above, regardless of whether such denial, disqualification or determination by a Gambling Authority is final and non-appealable), or (vi) is deemed likely, in the sole and absolute discretion of the Board of Directors, to (A) preclude or materially delay, impede, impair, threaten or jeopardize any Gambling License held or desired in good faith to be held by the Company or any Affiliated Company or the Company's or any Affiliated Company's application for, right to the use of, entitlement to, or ability to obtain or retain, any Gambling License, (B) cause or otherwise result in, the disapproval, cancellation, termination, material adverse modification or non-renewal of any material contract to which the Company or any Affiliated Company is a party, or (C) cause or otherwise result in the imposition of any materially burdensome or unacceptable terms or conditions on any Gambling License of the Company or any Affiliated Company.

47 Finding of Unsuitability 41.1 The Equity Interests Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person (as applicable) shall be subject to automatic sale and transfer to the Company or one or more Third-Party Transferees as and to the extent required by a Gambling Authority or deemed necessary or advisable by the Board of Directors in its sole and absolute discretion. If a Gambling Authority requires the Company, or the Board of Directors deems it necessary or advisable, to cause any such Equity Interests to be automatically sold and transferred, the Company shall deliver a Transfer Notice to the Unsuitable Person or its Affiliate(s) (as applicable) and shall purchase or cause one or more Third-Party Transferees to purchase the number, class and series of Equity Interests specified in the Transfer Notice on the Transfer Date and for the Purchase Price determined in accordance with this Article 41 and set forth in the Transfer Notice. From and after the Transfer Date, such Unsuitable Person or any Affiliate of such Unsuitable Person shall cease to be a member with respect to such Equity Interests, and all rights of such Unsuitable Person or any Affiliate of such Unsuitable Person therein, other than the right to receive the Purchase Price or any other amount pursuant to applicable law or the order of any Gambling Authority, shall cease. 41.2 Commencing on the date that a Gambling Authority serves notice of a determination of unsuitability or disqualification of a holder of Equity Interests, or the Board of Directors otherwise determines that a Person is an Unsuitable Person, and until the Equity Interests Owned or Controlled by such Person are Owned or Controlled by a Person who is not an Unsuitable Person, the Unsuitable Person and any Affiliates of such Unsuitable Person shall not be entitled: 41.2.1 to receive any dividend, payment, distribution or interest with regard to the Equity Interests, 41.2.2 to exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such Equity Interests, and such Equity Interests shall not for any purposes be included in the shares of Stock of the Company entitled to vote or (iii) to receive any remuneration that may be due to such Person, accruing after the date of such notice of determination of unsuitability or disqualification by a Gambling Authority, in any form from the Company or any Affiliated Company for services rendered or otherwise. 41.3 The closing of the transactions contemplated by Articles 41.1 and 41.2 (the "Closing") shall take place at the principal office of the Company or via electronic exchange of documents on the Transfer Date. At the Closing: (i) each of the Company and any applicable Third-Party Transferee shall deliver the aggregate applicable Purchase Price for the Equity Interests being purchased by it (x) by wire transfer of immediately available funds to the account specified in writing by the Unsuitable Person or Affiliate of such Unsuitable Person (as applicable), (y) by unsecured promissory note, or (z) by combination of both as required by the applicable Gambling Authority and, if not so required, as the Company may determine in its sole and absolute discretion and (ii)

48 the Unsuitable Person or Affiliate of such Unsuitable Person (as applicable) shall deliver to the Company and any applicable Third-Party Transferee such stock powers, assignment instruments and other agreement as are necessary in the judgment of the Company to fully convey all right, title and interest in and to the Equity Interests being purchased by each of the foregoing, free and clear of all liens and other encumbrances (other than restrictions on transfer under these Articles and applicable law and as set forth in any agreement between the Unsuitable Person or Affiliate of such Unsuitable Person (as applicable) and the Company) and to evidence the subordination of any promissory note if required by the Company. Such stock powers, assignment instruments and other agreements shall be in a form acceptable to the Company and shall include such representations and warranties (including, without limitation, representations and warranties as to title and ownership of the Equity Interests being sold, authorisation, execution and delivery of relevant documents and the enforceability of such documents), covenants, releases (including, without limitation, a general release of claims and covenant not to sue in favor of the Company or any applicable Third-Party Transferee and each of their respective Affiliates, employees, directors, managers, officers, partners, members and the like with respect to the pre-Closing period) and indemnities as determined by the Company in its sole and absolute discretion. Any promissory note shall contain such terms and conditions as the Company determines necessary or advisable, including without limitation, prepayment at the maker's option at any time without premium or penalty or subordination provisions. Subject to the forgoing, the principal amount of any promissory note together with any unpaid interest shall be due and payable no earlier than the tenth (10th) anniversary of delivery of such promissory note and interest on the unpaid principal thereof shall be payable annually in arrears at no more than the minimum rate of interest at the time of delivery which can be used without causing additional interest to be imputed pursuant to the Internal Revenue Code of 1986, as amended from time to time, or corresponding provisions of subsequent superseding federal revenue laws. The sale and transfer of the applicable Equity Interests shall be effected automatically at the Closing upon delivery of the Purchase Price in accordance with this Article 41.3 without regard to the provision by the Unsuitable Person or Affiliate of such Unsuitable Person (as applicable) of the stock powers, assignment instruments and other agreements described above; provided, however, that the Unsuitable Person or Affiliate of such Unsuitable Person (as applicable) shall continue to have the obligation to the Company and any applicable Third-Party Transferee to provide such stock powers, assignment instruments and other agreements. Notices 41.4 All notices given by the Company pursuant to this Article 41, including Transfer Notices, shall be in writing and shall be deemed given when delivered by personal service, overnight courier, first-class mail, postage prepaid, addressed to the Person at such Person's address as it appears on the books and records of the Company. Indemnification

49 41.5 Any Unsuitable Person and any Affiliate of an Unsuitable Person that Owns or Controls Equity Interests shall jointly and severally indemnify and hold harmless the Company and its Affiliated Companies for any and all losses, costs and expenses, including attorneys' fees and expenses, incurred by the Company and its Affiliated Companies as a result of, or arising out of, such Person's continuing Ownership or Control of Equity Interests, the neglect, refusal or other failure to comply with the provisions of this Article 41, or failure to promptly divest itself of any Equity Interests when and in the specific manner required by the Gambling Laws or this Article 41. Injunctive Relief 41.6 The Company is entitled to injunctive or other equitable relief in any court of competent jurisdiction to enforce the provisions of this Article 41 and each holder of Equity Interests shall be deemed to have consented to injunctive or other equitable relief and acknowledged, by virtue of acquiring and holding the Equity Interests, that the failure to comply with this Article 41 will expose the Company to irreparable injury for which there is no adequate remedy at law and that the Company is entitled to injunctive or other equitable relief to enforce the provisions of this Article 41. Non-Exclusivity of Rights 41.7 The right of the Company to purchase or cause to be purchased Equity Interests pursuant to this Article 41 shall not be exclusive of any other rights the Company may have or hereafter acquire under any agreement, provision of these Articles or otherwise. To the extent permitted under applicable Gambling Laws, the Company shall have the right, exercisable in its sole and absolute discretion, to propose that the parties, immediately upon the delivery of the Transfer Notice, enter into an agreement or other arrangement, including, without limitation, a divestiture trust or divestiture plan, which will reduce or terminate an Unsuitable Person's or its Affiliate's Ownership or Control of all or a portion of its Equity Interests. Further Actions 41.8 Nothing contained in this Article 41 shall limit the authority of the Company to take such other action, to the extent permitted by law, as it deems necessary or advisable to protect the Company or its Affiliated Companies from the denial or threatened denial, loss or threatened loss or material delayed issuance or threatened material delayed issuance of any Gambling License of the Company or any of its Affiliated Companies. Without limiting the generality of the foregoing, the Company may conform any provision of this Article 41 to the extent necessary to make such provisions consistent with Gambling Laws. In addition, the Company may, to the extent permitted by law, from time to time establish, modify, amend or rescind articles, regulations, and procedures of the Company not inconsistent with the express provisions of this Article 41 for the purpose of determining whether any Person is an Unsuitable Person and for the orderly application, administration and implementation of the provisions of this Article 41. Such procedures and

50 regulations shall be kept on file with the Secretary of the Company, the secretary of its Affiliated Companies and with the transfer agent, if any, of the Company and any Affiliated Companies, and shall be made available for inspection and, upon reasonable request, mailed to any record holder of Equity Interests. The Board of Directors shall have exclusive authority and power to administer this Article 41 and to exercise all rights and powers specifically granted to the Board of Directors or the Company, or as may be necessary or advisable in the administration of this Article 41. All such actions which are done or made by the Board of Directors shall be final, conclusive and binding on the Company and all other Persons; provided, however, the Board of Directors may delegate all or any portion of its duties and powers under this Article 41 to a committee of the Board of Directors as it deems necessary or advisable. Severability 41.9 If any provision or provisions of this Article 41 shall be held to be invalid, illegal or unenforceable as applied to any Person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article 41 (including, without limitation, each portion of any sentence of this Article 41 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other Persons or entities and circumstances shall not in any way be affected or impaired thereby. Any Person or entity purchasing or otherwise acquiring any interest in shares of Stock of the Company shall be deemed to have notice of and consented to the provisions of this Article 41. Termination and Waivers 41.10 Except as may be required by any applicable Gambling Law or Gambling Authority, the Company may waive any of its rights or any restrictions contained in this Article 41 in any instance in which and to the extent the Company determines that a waiver would be in the best interests of the Company. Except as required by a Gambling Authority, nothing in this Article 41 shall be deemed or construed to require the Company to purchase or caused to be purchased any Equity Interests Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person. Legend 41.11 The restrictions set forth in this Article 41 shall be noted conspicuously on any certificate evidencing Equity Interests in accordance with the requirements of the Law and any applicable Gambling Laws. Compliance with Gambling Laws 41.12 All Equity Interests shall be held subject to the restrictions and requirements of all applicable Gambling Laws. All Persons Owning or Controlling Equity Interests shall comply with all applicable

51 Gambling Laws, including any provisions of such Gambling Laws that require such Person to file applications for Gambling Licenses with, and provide information to, the applicable Gambling Authorities. Any Transfer of Equity Interests may be subject to the prior approval of the Gambling Authorities and/or the Company, and any purported Transfer thereof in violation of such requirements shall be void ab initio. These Articles shall be generally subject to the provisions of the applicable Gambling Laws and the rules and regulations promulgated thereunder by the applicable Gambling Authorities in each applicable Gambling Jurisdiction. Notification of Ownership 41.13 Any Person who Owns or Controls five percent (5%) or more of any class or series of the Company's Equity Interests shall promptly notify the Company of such fact. In addition, any Person who Owns or Controls any shares of any class or series of the Company's Equity Interests may be required by Gambling Laws to (i) provide to the Gambling Authorities in each Gambling Jurisdiction in which the Company or any subsidiary thereof either conducts Gambling or has a pending application for a Gambling License all information regarding such Person as may be requested or required by such Gambling Authorities and (ii) respond to written or oral questions or inquiries from any such Gambling Authorities. Any Person who Owns or Controls any shares of any class or series of the Company's Equity Interests, by virtue of such Ownership or Control, consents to the performance of any personal background investigation that may be required by any Gambling Authorities.